Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LENDINGCLUB CORPORATION,

SC SUB I, INC.,

AND RADIUS BANCORP, INC.,

Dated as of February 18, 2020

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Exhibit A	Form of Support Agreement
Exhibit B	Payout Trial Run
Exhibit C	Form of Company Stockholder Option Amendment
Exhibit D	Notice to IRS
Exhibit E	Statement of Non-U.S. Real Property Holding Corporation Status

-ii-

AGREEMENT AND PLAN OF MERGER, dated as of February 18, 2020 (this “Agreement”), by and among:

(1) LendingClub Corporation, a Delaware corporation (“Acquirer”) and SC SUB I, Inc., a Delaware corporation (“Merger Sub”); and

(2) Radius Bancorp, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The Proposed Transactions. Upon the terms and subject to the conditions of this Agreement, the parties intend to effect a strategic business combination pursuant to which Merger Sub, a newly formed, wholly owned Subsidiary of Acquirer, will merge with and into the Company (the “Merger”). The Company will be the surviving company in the Merger and shall continue to be governed by the Laws of the State of Delaware immediately thereafter. Following the Merger, at the option of Acquirer, the Company will merge with and into Acquirer with Acquirer being the surviving corporation (the “Acquirer Merger”). The Acquirer Merger sometimes is referred to herein as the “Subsequent Merger”. Immediately prior to the Merger, Radius Bank (“Company Bank”) will terminate its election as a “covered savings association” pursuant to 12 C.F.R. Part 101, move its home office to Utah and reclassify its former home office as a branch (the “Termination and Relocation”). Concurrently with the Merger, Company Bank will convert from a federal savings bank to a national bank (the “Conversion”). Immediately following the Conversion, Acquirer will contribute certain assets and certain operations to the Company Bank and the Company Bank will execute its proposed business plan (the “Contribution and Business Plan Execution”). The Acquirer Merger, the Subsequent Merger, the Termination and Relocation, the Conversion, and the Contribution and Business Plan Execution, are collectively referred to herein as the “Core Transactions” and are also included within the scope of the transactions contemplated by this Agreement.

B. Board Determinations. The respective boards of directors of the Company and Acquirer have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals and are in the best interests of their respective stockholders, and, therefore, have unanimously approved this Agreement, the Merger and the other transactions contemplated hereby and declared their advisability, and in the case of the board of directors of the Company, have recommended the foregoing to the stockholders of the Company entitled to vote thereon.

C. Support Agreements. As an inducement to and condition of Acquirer’s willingness to enter into this Agreement, certain directors, officers and stockholders of the Company (such stockholders representing more than ninety percent (90%) of the issued and outstanding shares of Company Class A Voting Common Stock and one hundred percent (100%) of the issued and outstanding shares of Company Class B Non-Voting Common Stock) are concurrently entering into support agreements (“Support Agreements”), pursuant to which, among other things, such persons agree to vote all of their shares of Company Common Stock in favor of approval of this Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated hereby. A form of Support Agreement is attached hereto as Exhibit A.

D. Intended Tax Treatment. The parties intend the Merger to be treated for federal income tax purposes as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION; DISCLOSURE SCHEDULES

Section 1.1 Definitions. This Agreement uses the following definitions:

“Acquirer Board” means the board of directors of Acquirer.

“Acquirer Common Stock” means the common stock, par value $0.01 per share, of Acquirer.

“Acquirer Preferred Stock” means the preferred stock, par value $0.01 per share, of Acquirer.

“Acquirer Stock” means the Acquirer Common Stock and the Acquirer Preferred Stock.

“Acquirer Stock Options” means all outstanding and unexercised employee and director options to purchase Acquirer Common Stock.

“Acquirer Stock Plans” means the 2007 Stock Incentive Plan, the 2014 Employee Stock Purchase Plan and the 2014 Equity Incentive Plan.

“Acquisition Proposal” means (1) a tender or exchange offer to acquire more than twenty percent (20%) of the voting power in the Company or Company Bank, (2) a proposal for a merger, consolidation or other business combination involving the Company or Company Bank or (3) any other proposal or offer to acquire in any manner more than twenty percent (20%) of the voting power in, or more than twenty percent (20%) of the business, assets or deposits of, the Company or Company Bank, other than the transactions contemplated hereby.

“affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or under common control with, such person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, through the ownership of at least ten percent (10%) of the voting securities or otherwise.

“BHC Act” means the Bank Holding Company Act of 1956.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks are authorized or required by Law or executive order to be closed in San Francisco, California; Boston, Massachusetts; or New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Class A Voting Common Stock” means the voting common stock, par value $0.01, of the Company.

“Company Class B Non-Voting Common Stock” means the non-voting common stock, par value $0.01 per share, of the Company.

“Company Common Stock” means the Company Class A Voting Common Stock and the Company Class B Non-Voting Common Stock.

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Company Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of June 3, 2016, by and among Radius Investment Corp., a Delaware corporation, and the Stockholders party thereto.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Option” means all outstanding and unexercised stock options to purchase shares of Company Common Stock granted under the Company’s 2016 Omnibus Incentive Plan.

“Company Stock Plan” means the Company’s 2016 Omnibus Incentive Plan.

“Company Stockholders Agreement” means that certain Stockholders Agreement, dated as of June 3, 2016, by and among Radius Investment Corp., a Delaware corporation, and the Stockholders party thereto.

“Confidentiality Agreement” means the agreement, dated July 23, 2019, between Acquirer and the Company.

“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, license, consent, settlement, note, mortgage, understanding, arrangement, obligation or commitment to which such person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their assets or properties may be subject, whether or not in writing, and whether express or implied.

“control” means, as to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. The terms “controlled by”, “controlled”, “under common control with” and “controlling” shall have correlative meanings.

“CRA” means the Community Reinvestment Act of 1977.

“Dissenting Shares” means shares of Company Common Stock that are held by a Stockholder who has properly exercised appraisal rights under applicable Law.

“Employee” means any employee of the Company and/or its Subsidiaries as of the date of this Agreement.

“Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (1) the protection, investigation or restoration of the environment, health, safety, or natural resources; (2) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (3) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Exchange Act” means the Securities Exchange Act of 1934.

“Execution Date” means the date hereof.

“Expense Overrun” means all costs, fees and expenses of the Company associated with this Agreement, the Merger and the transactions contemplated hereby and thereby (including the Aggregate Agreed Option Amount, the Aggregate Non-Agreed Employment Letter Amount, all items identified in Schedule 1.1 of the Company’s Disclosure Schedule, all legal, accounting, consulting, investment banking and change in control related costs, fees and expenses, any severance or other employment-related expenses payable to any employee of the Company and triggered by the Closing, and any transaction bonuses payable to any employee of the Company (whether or not deferred), but excluding any retention or similar payments in each case as Previously Disclosed as such) incurred, whether or not paid or accrued, by the Company or its Subsidiaries prior to or in connection with the Closing that exceed, in the aggregate, $12,000,000.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the charter, constitution, certificate of formation or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Governmental Authority” means any court, tribunal, arbitral or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

“Hazardous Substance” means any substance that is: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold or radon; or (3) any other substance which may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

“Information Technology” means Software, firmware, middleware, servers, workstations, networks, systems, databases, routers, hubs, switches, data communications lines, and all other information technology equipment and elements and associated documentation used in the business of the Company and/or its Subsidiaries.

“Intellectual Property” means, collectively, all United States and foreign (A) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (B) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (C) trade secrets, and confidential information, proprietary or nonpublic information and know-how, including processes, schematics, business methods, formulae, models, designs, customer lists and supplier lists (“Trade Secrets”); (D) data in databases; (E) published and unpublished works of authorship in any media, whether copyrightable or not (including Software and compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (F) all other similar intellectual property or proprietary rights.

“IRS” means the Internal Revenue Service.

“Law” means any foreign, federal, state, and local law (including common law), statute, code, ordinance, rule, regulation, Order, award, writ, decree, directive or injunction issued, promulgated or entered into by or with any Governmental Authority.

“Lien” means any mortgage, deed of trust, easement, declaration, restriction, pledge, hypothecation, assignment, deposit arrangement, option, equity interest, encumbrance, lien (statutory or other), preference, participation interest, priority or other security agreement or preferential arrangement of any kind or nature whatsoever relating to that property, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing and the filing of any financing statement under the UCC or comparable law of any jurisdiction to evidence any of the foregoing.

“Material Adverse Effect” means, with respect to Acquirer, the Company or the Surviving Company, as the case may be, a material adverse effect on (1) the business, properties, results of operations or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (1), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Authorities, (C)

changes, after the Execution Date, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of Acquirer’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred) or (F) the expenses incurred by the Company or Acquirer in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B) or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial conditions of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate); or (2) the ability of the Company or Acquirer, respectively, to perform its obligations under this Agreement or the ability of such party to timely consummate the transactions contemplated hereby.

“Mortgage Loans” means Extensions of Credit secured by real property or interest in real property that are or were owned, originated (or in the process of origination), made, entered into, serviced or subserviced by the Company or its Subsidiaries.

“NYSE” means the New York Stock Exchange, Inc.

“OREO” means real property designated as other real estate owned by Company Bank.

“Payout Spreadsheet” means a spreadsheet which shall be certified as true, complete and correct by the Chief Executive Officer of the Company on behalf of the Company, to be provided to Acquirer by the Company no later than three (3) Business Days prior to the Closing, setting forth the following: (a) the Per Share Consideration payable to each Stockholder; (b) the portion of the Aggregate Option Amount payable to each holder of Company Stock Options; (c) any payments due to any person as a result of the Merger and the other transactions contemplated hereby; and (d) the calculation of the Expense Overrun. The Payout Spreadsheet shall be prepared and determined in accordance with the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Payout Trial Run.

“Payout Trial Run” means the spreadsheet attached hereto on the Execution Date as Exhibit B, setting forth an illustrative calculation of the following: (a) the Per Share Consideration payable to each Stockholder; (b) the portion of the Aggregate Option Amount payable to each holder of Company Stock Options; and (c) any payments due to any person as a result of the Merger and the other transactions contemplated hereby.

“Permitted Encumbrances” means (i) Liens imposed by law for Taxes, assessments, or other governmental charges or levies that are not yet due and payable or that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP consistently applied and that are not material to the asset in question; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Liens arising in the ordinary course of business and securing obligations that are not overdue by more than thirty (30) days; (iii) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature and for contested taxes and import duties, in each case in the ordinary course of business; (iv) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company or its Subsidiaries; and (v) leases, subleases, licenses and sublicenses granted to others in the ordinary course of business and Previously Disclosed.

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Personal Information” means (A) any information concerning an individual that would be considered nonpublic personal information, (B) any information that alone or in combination with other information can be used to identify an individual, browser or device, or (C) any information otherwise protected under any applicable Privacy Laws, including any individual’s financial account information.

“Pre-Closing Tax Period” means any Tax year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule.

“Privacy Law” means any Law governing personal privacy, data breach notification or the collection, use, storage, transfer, processing, disclosure or protection of Personal Information, including any U.S. state data breach notification and security laws, the Fair Credit Reporting Act of 1970 and its implementing regulations, and the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, each as may be amended from time to time.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Representatives” means, with respect to any person, such person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity interests of, such first person.

“SBA” means the Small Business Administration;

“SEC” means the United States Securities and Exchange Commission.

“Software” means any and all (A) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof, together with input and output formats; (B) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections (whether machine readable or otherwise); (C) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (D) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (E) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Stockholders” means the stockholders of the Company.

“Straddle Period” means any Tax year or period beginning before and ending after the Closing Date.

“Subsidiary” means, with respect to a person, an affiliate directly or indirectly controlled by such person.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal received other than in connection with a breach of Section 6.5(a), which the Company Board concludes in good faith to be more favorable from a financial point of view to its Stockholders than the Merger and the transactions contemplated hereby (1) after receiving the advice of the Company FA, (2) after taking into account the likelihood of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%) or more”.

“Tangible Book Value” means the Company’s consolidated total stockholders’ equity minus preferred stock, goodwill and all other intangible assets, calculated in accordance with GAAP on a basis consistent with the Company Financial Statements; provided, however that Tangible Book Value shall exclude the effects of (i) actual or accrued costs, fees and expenses of the Company associated with this Agreement, from or after the Execution Date, the Merger and the transactions contemplated hereby and thereby (including all legal, accounting, consulting, investment banking and change in control costs, fees and expenses of the type listed in Section 1.1 of the Company Disclosure Schedule), (ii) changes in the value of the available for sale securities portfolio that are reflected in other comprehensive income since December 31, 2019, (iii) extraordinary gains since December 31, 2019, (iv) gains from sales of assets (other than gains on sales of guaranteed SBA loans, leased equipment loans and yacht loans made in the ordinary course of business consistent with past practice) since December 31, 2019, (v) positive changes in net tax assets since December 31, 2019, (vi) any releases of reserves or allowances since December 31, 2019, (vii) any purchase accounting adjustments resulting from the Merger and (viii) any other action taken after the Execution Date as to which the Acquirer and the Company have specifically agreed in writing shall not affect the calculation of Tangible Book Value and which were specifically stated as such.

“Target Tangible Book Value” means $110,000,000.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority whether arising before, on or after the Effective Time.

“Tax Authority” means any Governmental Authority, domestic or foreign, having jurisdiction over the assessment, determination, collection or other imposition of any Taxes.

“Tax Returns” shall mean all federal, state, local and foreign returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and any related or supporting statement or information) and any amendments thereto required to be filed or delivered pursuant to Tax Law.

“UCC” means the Uniform Commercial Code.

Section 1.2 Additional Definitions. Each of the following terms has the meaning specified in the Section of this Agreement set forth opposite such term:

Term	Section
280G Stockholder Vote	Section 6.9(e)
Action	Section 5.1(m)
Acquirer	Preamble
Acquirer 401(k) Plan	Section 6.9(c)
Acquirer Merger	Recitals
Acquirer Merger Surviving Company	Section 2.7
Acquirer Reserve Percentage	Section 3.1(d)(2)
Acquirer SEC Filings	Section 5.2(h)
Aggregate Agreed Option Amount	Section 3.2(c)
Aggregate Cash Consideration	Section 3.1(b)(5)

Aggregate Non-Agreed Option Amount	Section 3.2(c)
Aggregate Option Amount	Section 3.2(c)
Agreement	Preamble
Anticipated Closing Date	Section 3.1(c)(1)
Benefit Plans	Section 5.1(u)
Burdensome Condition	Section 6.3(c)(2)
Cash Per Share Consideration	Section 3.1(b)(2)
Cause	Section 3.2(b)
CECL	Section 3.1(d)(1)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Tangible Book Value	Section 3.1(c)(2)
COBRA	Section 5.1(u)(5)
Company	Preamble
Company 401(k) Plan	Section 6.9(c)
Company Bank	Recitals
Company FA	Section 5.1(i)
Company Financial Statements	Section 5.1(j)(1)
Company Intellectual Property	Section 5.1(r)(1)
Company Meeting	Section 5.1(e)(1)
Company Related Person	Section 5.1(gg)
Company Regulatory Agreement	Section 5.1(o)
Company Reserve Percentage	Section 3.1(d)(2)
Company Restricted Stock	Section 3.2(e)
Company Stockholder Matters	Section 5.1(e)(1)
Company Stockholder Option Amendment	Section 3.2(a)(1)
Confidential Information	Section 6.8
Continuing Employee	Section 6.9(a)
Contribution and Business Plan Execution	Recitals
Conversion	Recitals
Conversion Price	Section 3.2(b)
Core Transactions	Recitals
DGCL	Section 2.1
Disability	Section 3.2(b)
Disclosure Schedule	Section 1.4
Effective Time	Section 2.2
ERISA	Section 5.1(u)
ERISA Affiliate	Section 5.1(u)(3)
Estimated Closing Balance Sheet	Section 3.1(c)(1)
Evaluation Firm	Section 3.1(d)(1)
Exchange Agent	Section 3.3(a)
Exchangeable Shares	Section 3.1(b)(4)
Extensions of Credit	Section 5.1(y)(1)
Extension of Credit Buyer	Section 5.1(dd)(2)
Extension of Credit Originator	Section 5.1(dd)(1)
Final Closing Balance Sheet	Section 3.1(c)(2)

Final Reserve Factor	Section 3.1(d)(3)
Independent Accountants	Section 3.1(c)(3)
Infringe	Section 5.1(r)(3)
Integration	Section 6.18
Integration Project Manager	Section 6.18
Intended Tax Treatment	Recitals
Interest Rate Instruments	Section 5.1(z)
Loan Data File	Section 5.1(y)(12)
Material Contracts	Section 5.1(w)(1)
Maximum Premium	Section 6.16(b)
Merger	Recitals
Merger Consideration Value Per Share	Section 3.2(a)(1)
Merger Sub	Preamble
Negative TBV Change	Section 3.1(b)(6)
New Certificate	Section 3.3(a)
New Plans	Section 6.9(b)
Obligor	Section 5.1(y)(1)
OCC	Section 5.1(f)
Old Certificates	Section 3.3(a)
Option Award Conversion Amount	Section 3.2(b)
Order	Section 5.1(m)
Outside Date	Section 8.1(e)
Owned IP	Section 5.1(r)(2)
Owned Software	Section 5.1(r)(8)
Parachute Payment	Section 6.9(e)
Pension Plan	Section 5.1(u)(2)
Per Share Consideration	Section 3.1(b)(1)
Pool	Section 5.1(y)(7)
Privacy Policies	Section 5.1(ff)
Private Placement Legend	Section 6.13(a)
Real Property	Section 5.1(v)
Required Third-Party Consents	Section 5.1(f)
Requisite Regulatory Approvals	Section 6.3(a)
Resale Registration Statement	Section 6.14
Reserve Percentage	Section 3.1(d)(1)
SBA Portfolio	Section 3.1(d)(1)
Securities Act	Section 5.1(j)(1)
Stock Per Share Consideration	Section 3.1(b)(3)
Subsequent Merger	Recitals
Support Agreement	Recitals
Surviving Company	Section 2.1
Takeover Laws	Section 5.1(h)
Tax Incentive	Section 5.1(q)(14)
Termination and Relocation	Recitals
Third Reserve Percentage	Section 3.1(d)(4)
Transaction Information	Section 6.7(a)

Section 1.3 Interpretation.

(a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Exhibits, Annexes or Schedules are to the Preamble to, a Recital or Section of, Exhibit, Annex or Schedule to, this Agreement;

(2) to this Agreement are to this Agreement, and the Exhibits, Annexes and Schedules to it, taken as a whole;

(3) to the transactions contemplated hereby include the transactions provided for in this Agreement and the Exhibits to it, including the Merger and the Acquirer Merger;

(4) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder;

(5) to “dollars” or “$” are to United States dollars;

(6) to “the date hereof” means the date of this Agreement;

(7) to a number of days refers to calendar days unless otherwise specified; and

(8) to any Governmental Authority includes any successor to that Governmental Authority.

(b) The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(c) The words “include”, “includes” or “including” are to be deemed followed by the words “without limitation.”

(d) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(e) Whenever the words “to the extent” are used in this Agreement, they shall mean “the degree by which” and not merely “if.”

(f) As used in this Agreement, the knowledge of the Company means the actual knowledge of any of the officers of the Company listed on Section 1.3(f) of the Company Disclosure Schedule, and the knowledge of Acquirer means the actual knowledge of any of the officers of Acquirer listed on Section 1.3(f) of the Acquirer Disclosure Schedule.

(g) This Agreement is the product of an arm’s-length negotiation by sophisticated parties, each having the assistance of counsel and other advisers. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate applicable Law.

Section 1.4 Disclosure Schedules. Before entry into this Agreement, the Company delivered to Acquirer, and Acquirer delivered to the Company, a schedule (a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article V; provided that the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein. A disclosure of any item contained in any section of the Disclosure Schedule shall be deemed disclosure with respect to any other section of the Disclosure Schedule to which the relevance of such item is readily apparent.

ARTICLE II

THE MERGER AND THE OTHER CORE TRANSACTIONS

Section 2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (“DGCL”), at the Effective Time (as defined in Section 2.2 hereof), Merger Sub will merge with and into the Company. The Company shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Company”) in the Merger and shall continue its corporate existence under the Laws of the State of Delaware.

Section 2.2 Effective Time of the Merger. On the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by executing, delivering and filing a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and any other applicable Laws of the State of Delaware, and shall make such other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at the close of business on the Closing Date, or at such later date or such earlier or later time as may be agreed by Acquirer and the Company in writing and specified in the certificate of merger in accordance with the DGCL (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.3 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”, and the date on which the Closing occurs, the “Closing Date”) will take place in the offices of Sullivan & Cromwell LLP at 125 Broad Street, New York, New York 10004, at 11 a.m., New York time, on the date that is the third (3rd) Business Day after the date on which the last of the conditions specified in Article VII of this Agreement have been satisfied or waived, other than those conditions that by their nature are to be satisfied at Closing, but subject to the fulfillment or waiver of those conditions.

Section 2.4 Effects of the Merger. The Merger will have the effects set forth in the DGCL.

Section 2.5 Name of Surviving Company; Directors and Officers. The name of the Surviving Company as of the Effective Time will be Radius Bancorp, Inc. The directors and officers of the Surviving Company as of the Effective Time shall be the directors and officers of Merger Sub.

Section 2.6 Certificate of Incorporation and Bylaws of the Surviving Company. The certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and the bylaws of the Surviving Company, until thereafter amended as provided therein or by applicable Law.

Section 2.7 The Subsequent Merger. At Acquirer’s option, the Company and Acquirer will cooperate and use reasonable best efforts to effect the Subsequent Merger following the Effective Time, including approving and entering into any required merger agreement. At the effective time of the Acquirer Merger, the separate existence of the Company will terminate. Acquirer will be the surviving corporation in the Acquirer Merger (the “Acquirer Merger Surviving Company”) and will continue its existence under the Laws of the State of Delaware. The certificate of incorporation of Acquirer will be the certificate of incorporation of the Acquirer Merger Surviving Company. The bylaws of Acquirer will be the bylaws of the Acquirer Merger Surviving Company. In the Subsequent Merger, the shares of the entity not surviving the merger shall be cancelled and the shares of the entity surviving the merger shall remain outstanding and not be affected thereby.

Section 2.8 The Other Core Transactions. The Company and Acquirer will cooperate and use reasonable best efforts to effect the Termination and Relocation and the Conversion, in which the shares of Company Bank shall remain outstanding and not be affected thereby, the Contribution and Business Plan Execution as contemplated in Recital A. The Acquirer agrees that it shall have principal responsibility for effecting the foregoing and obtaining the regulatory approvals with respect thereto, but the Company will be responsible to take certain actions in connection with the application process and authorization of such matters.

ARTICLE III

EFFECT ON STOCK

Section 3.1 Effect on Stock. At the Effective Time, as a result of the Merger and without any action by any holder of Company Common Stock:

(a) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, in accordance with and subject to the terms and conditions of this Agreement, the Per Share Consideration.

(b) Key Definitions.

(1) “Per Share Consideration” means the “Cash Per Share Consideration” and the “Stock Per Share Consideration”.

(2) “Cash Per Share Consideration” means the Aggregate Cash Consideration divided by the number of Exchangeable Shares.

(3) “Stock Per Share Consideration” means 3,761,141 shares of Acquirer Common Stock divided by the number of shares of Exchangeable Shares.

(4) “Exchangeable Shares” means the aggregate number of shares of Company Common Stock, including Dissenting Shares and shares outstanding under any equity-based awards, issued and outstanding immediately prior to the Effective Time, rounded to the nearest whole share. For the avoidance of doubt, “Exchangeable Shares” shall not include any shares of Company Common Stock that are not outstanding reserved for issuance under Company Stock Options.

(5) “Aggregate Cash Consideration” means an amount equal to:

(a) the sum of (x) $138,750,000, (y) the sum of (A) in the event the Closing occurs after the nine (9) month anniversary of the Execution Date, $5,000,000 and (B) the fee payable pursuant to Section 8.1(e), if applicable, (such sum of (A) and (B), the “Ticking Fee”), less the SBA Reduction Amount up to the lesser of the amount of the Ticking Fee or $7,500,000, less

(b) (x) the Expense Overrun, (y) the Negative TBV Change, if any and (z) the Aggregate Non-Agreed Option Amount.

(6) “Negative TBV Change” means, if a positive number, the excess of the (a) Target Tangible Book Value over the (b) Closing Tangible Book Value.

(c) Closing Tangible Book Value.

(1) Not later than ten (10) days before the parties’ agreed-upon anticipated date of Closing (the “Anticipated Closing Date”), the Company shall deliver to Acquirer an estimated consolidated balance sheet of the Company, as of the Anticipated Closing Date (the “Estimated Closing Balance Sheet”), which shall reflect all estimated transaction costs relating to this Agreement, the Merger and the transactions contemplated hereby and (i) be prepared in good faith based on all available information at such time and in accordance with GAAP on a basis consistent with the Company Financial Statements and (ii) include a calculation of Tangible Book Value as of the Anticipated Closing Date. The Estimated Closing Balance Sheet shall be accompanied by a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to the effect that (A) the Estimated Closing Balance Sheet was prepared in good faith based on all available information at such time and to their knowledge after reasonable inquiry fairly presents the consolidated financial position of the Company as estimated as of the Anticipated Closing Date in accordance with GAAP on a basis consistent with the Company Financial Statements, and (B) the calculation of Tangible Book Value as of the Anticipated Closing Date contained therein was prepared in accordance with, and to their knowledge after reasonable inquiry includes and excludes all amounts required to be included or excluded by, the definition of Tangible Book Value in this Agreement.

(2) After delivery of the Estimated Closing Balance Sheet, the parties shall work together in good faith, which in the case of the Company shall include providing Acquirer with such documentation and information as Acquirer shall reasonably request, to agree on an updated estimated consolidated balance sheet of the Company as of the Anticipated Closing Date (the “Final Closing Balance Sheet”), which shall (i) be prepared in good faith based on all available information at such time and in accordance with GAAP on a basis consistent with the Company Financial Statements and (ii) include an updated calculation of Tangible Book Value as estimated as of the Anticipated Closing Date (“Closing Tangible Book Value”). The Final Closing Balance Sheet, and the calculation of the Closing Tangible Book Value contained therein, agreed to between the parties shall become final and binding.

(3) If, no later than the day before the Anticipated Closing Date, the parties are unable to agree upon a Final Closing Balance Sheet and Closing Tangible Book Value contained therein, the parties shall promptly submit any items over which a disagreement remains to an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”), which will act as arbitrator to resolve the remaining disputed items. The parties will use commercially reasonable efforts to cause the Independent Accountants to resolve any dispute and issue a Final Closing Balance Sheet confirming the correct Closing Tangible Book Value (as determined in accordance with this Agreement), as of the Anticipated Closing Date, within ten (10) days following such engagement. The parties will cooperate fully with, and furnish such information as may be requested to, the Independent Accountants. The Final Closing Balance Sheet issued by the Independent Accountants, as well as the amount of Closing Tangible Book Value set forth therein, will be final and binding on the parties. Each party will bear all costs and fees incurred by it in connection with the foregoing arbitration; provided that (i) the fees and expenses of the Independent Accountants shall be borne by the Company and Acquirer in the same proportion that the aggregate amount of disputed items submitted to the Independent Accountants that are unsuccessfully disputed by the Company and Acquirer, respectively (as determined by the Independent Accountants), bears to the total amount of items submitted to the Independent Accountants, and (ii) all after-tax costs, fees and expenses to be borne by the Company shall be deducted from any amounts payable pursuant to Section 3.1(c)(4) of this Agreement.

(4) Notwithstanding such a dispute, the Closing shall otherwise occur provided that the Per Share Consideration shall be calculated and paid based on the lowest Closing Tangible Book Value resulting from Acquirer’s items in dispute. Upon the determination of a final and binding Final Closing Balance Sheet and Closing Tangible Book Value by the Independent Accountants, the Per Share Consideration shall be recalculated and the Acquirer shall pay as provided for herein the amount by which the recalculated Per Share Consideration exceeds the Per Share Consideration used in connection with the Closing.

(5) To facilitate reaching an agreed Final Closing Balance Sheet and Closing Tangible Book Value without the need for an arbitration, commencing with the eighth (8th) month end after the Execution Date, at least ten (10) days prior to the end of each month, the parties shall work in good faith to understand and agree on what the foregoing would be at the end of each such month.

(d) SBA Reduction Amount.

(1) Each of Acquirer and the Company shall retain an accounting firm to serve as an evaluator (an “Evaluation Firm”) of the Company’s SBA 7A portfolio – the related loan and credit portfolio that is not guaranteed (the “SBA Portfolio”) for purposes of determining, as of the most recent month end prior to the Closing Date, an appropriate reserve for the SBA Portfolio under GAAP ASU 2016-13 Financial Instruments – Credit Losses (Topic 326) commonly referred to as Current Expected Credit Losses (“CECL”) expressed as a percentage of the principal amount of the SBA Portfolio (the “Reserve Percentage”). Such evaluation need not be based on the Company’s accounting policies and practices and may be a de novo review based on the Evaluation Firm’s professional judgment and discretion. The Company may not use its existing independent accounting firm as its Evaluation Firm.

(2) Not later than 13 days before the Anticipated Closing Date, Acquirer shall deliver to the Company the report of its Evaluation Firm that states its conclusions and the basis therefor and its determination of the appropriate Reserve Percentage (the “Acquirer Reserve Percentage”) and the Company shall deliver to Acquirer the report of its Evaluation Firm that states its conclusions and the basis therefor and determination of the appropriate Reserve Percentage (the “Company Reserve Percentage”).

(3) If either the Acquirer Reserve Percentage or the Company Reserve Percentage exceeds 5.9%, there shall be a “SBA Reduction Amount” (otherwise the SBA Reduction Amount shall be zero) and the SBA Reduction Amount shall be the product of (i) 0.7115 and (ii) (A) the principal amount of the SBA Portfolio as set forth in the Final Closing Balance Sheet or if there shall be no Final Closing Balance Sheet as otherwise agreed in writing by the parties in good faith and (B) the average of the Acquirer Reserve Percentage and the Company Reserve Percentage (such percentage, the “Final Reserve Factor”) minus 5.9%.

(4) The parties shall complete the process set forth in this Section 3.1(d) prior to the Anticipated Closing Date. The Company shall provide Acquirer regular written updates on the status of the SBA Portfolio, including its establishment of reserves with respect thereto, and such other information the SBA Portfolio as Acquirer may request.

(e) Payout Trial Run. The parties have agreed upon an illustrative calculation of the Per Share Consideration and related estimates of the Aggregate Option Amount payable to holders of Company Stock Options pursuant to Section 3.2(a)(1) of this Agreement, in each case determined on a pro forma basis as if the Closing had occurred on the Execution Date, which illustrative calculations are set forth in the Payout Trial Run.

(f) Cancellation. Shares of Company Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist. Holders of shares of Company Common Stock will cease to be, and will have no rights as, Stockholders, and certificates that represented shares of Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive the Per Share Consideration. After the Effective Time, there will be no transfers of shares of Company Common Stock on the stock transfer books of the Company or the Surviving Company, and shares of Company Common Stock presented to the Surviving Company or Acquirer will be canceled and exchanged in accordance with this Article III.

(g) Merger Sub Stock. Each share of Merger Sub common stock outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Company.

Section 3.2 Company Stock Options and Company Restricted Stock.

(a)

(1) Prior to the Closing Date, the Company shall take, or cause to be taken, all action, including causing the Company Board or any committee thereof under any Company Stock Plan to take, or cause to be taken, all action permitted under any Company Stock Plan or otherwise consented to by the applicable Company Stock Option holder through the execution of an option amendment substantially in the form of Exhibit C (a “Company Stockholder Option Amendment”), necessary to cause fifty percent (50%) of each option holder’s outstanding Company Stock Option grants, whether vested or unvested or exercisable or unexercisable immediately prior to the Effective Time, to, immediately prior to the Effective Time (i) be cancelled and terminated in a manner satisfactory to Acquirer in its reasonable discretion and without any consideration other than the right to receive a lump sum cash payment payable to the holder of such Company Stock Option pursuant to Section 3.2(a)(2); and (ii) no longer represent any rights to purchase or otherwise with respect to shares of Company Common Stock or any other security of the Company, Acquirer, the Surviving Company or any other person.

(2) Each holder of a Company Stock Option outstanding immediately prior to the Effective Time, whether vested or unvested, the exercise price per share of which is less than the Merger Consideration Value Per Share (as defined below) (for the avoidance of doubt, Company Stock Options shall not be considered outstanding for these or any other purposes), shall be entitled to receive from Acquirer in respect of and in consideration for the cancellation and termination of each such Company Stock Option, as soon as reasonably practicable following, but in any event subject to, the Effective Time, and in no event later than five (5) Business Days thereafter, an amount in cash, without any interest and subject to any required Tax withholding, equal to the product of (i) the excess, if any, of (A) the sum of (x) the Cash Per Share Consideration and (y) the

product of (i) the Stock Per Share Consideration and (ii) $12.30 (the sum of (x) and (y) being the “Merger Consideration Value Per Share”), over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option and (ii) the number of shares of Company Common Stock subject to such Company Stock Option. (For the avoidance of doubt, any holder that does not execute a Company Stockholder Option Amendment shall receive a cash payment payable in accordance with this Section 3.2(a)(2) for one hundred percent (100%) of their outstanding Company Stock Options, whether vested or unvested.)

(b) Prior to the Closing Date, the Company shall take, or cause to be taken, all action, including causing the Company Board or any committee thereof under any Company Stock Plan to take, or cause to be taken, all action permitted under any Company Stock Plan or otherwise consented to by the applicable Company Stock Option holder through the execution of a Company Stockholder Option Amendment, necessary to cause the remaining fifty percent (50%) of each option holder’s outstanding Company Stock Option grants, whether vested or unvested or exercisable or unexercisable immediately prior to the Effective Time, that is not cancelled and terminated pursuant to Section 3.2(a)(1) to, as of the Effective Time, be unvested and to, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and to convert into an option to purchase a number of shares of Acquirer Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (ii) the Option Award Conversion Amount, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Stock Option immediately prior to the Effective Time divided by (B) the Option Award Conversion Amount. Except as specifically provided above, following the Effective Time, each such Company Stock Option shall otherwise continue to be governed by its existing terms and conditions (but shall vest one hundred percent (100%) on the date that is the eighteenth (18th) month anniversary of the Closing Date) and shall be subject to accelerated vesting upon termination by the Acquirer of the applicable holder’s employment without Cause or upon the applicable holder’s death of Disability. “Option Award Conversion Amount” means (y) the Stock Per Share Consideration plus (z) (1) the Cash Per Share Consideration divided by (2) the most recent closing price of Acquirer Common Stock prior to the Effective Time (the “Conversion Price”). “Cause” means (i) the holder’s conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (y) on a charge of any crime involving fraud, embezzlement, bribery, forgery, counterfeiting, extortion, dishonesty, or moral turpitude; or (z) on any felony or misdemeanor charge; (ii) any act or omission by the holder involving dishonesty, disloyalty, or fraud with respect to the Acquirer or any of its Subsidiaries (including the Company); (iii) the holder’s breach of fiduciary duty to any of the Acquirer or any of its Subsidiaries (including the Company); (iv) holder’s substantial, willful, or repeated disregard of the lawful and reasonable directives of the board of directors of the Acquirer, the CEO of the acquirer or the holder’s supervisor clearly communicated in writing to the holder, provided that if such disregard is capable of remedy the holder shall have thirty (30) days from receipt of written notification of such disregard by the Acquirer in which to remedy such disregard; (v) a breach by the holder of any non-solicitation or other restrictive covenant set forth in any agreement between the holder and the Acquirer or any of its Subsidiaries (including the Company), provided that if such breach is capable of remedy, the holder shall have thirty (30)

days from receipt of written notification of such breach by the Acquirer in which to remedy such breach; (vi) the holder’s gross negligence or willful misconduct with respect to the Acquirer or any of its Subsidiaries or any of their respective customers, clients, contractors, and/or vendors; (vii) the coming into effect of an order, ruling, or determination by a government body, court, or self-regulatory organization that imposes a bar or disqualification on the holder from employment with the Acquirer or any of its Subsidiaries (including the Company) (either permanently or for a period exceeding one hundred eighty (180) days); (viii) violation of the Acquirer’s policies against unlawful discrimination and harassment; (ix) the holder’s repeated alcohol or substance abuse while performing services for the Acquirer or any of its Subsidiaries (including the Company); or (x) abandonment or gross dereliction of the holder’s work duties. “Disability” means that a person is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(c) The aggregate amount paid pursuant to Section 3.2(a)(2) to all Company Stock Option holders who execute a Company Stockholder Option Amendment under Section 3.2(a)(1), plus the aggregate amount paid pursuant to Section 3.2(a)(2) to the Chief Executive Officer of the Company, plus the aggregate value delivered pursuant to Section 3.2(b) as measured by the aggregate spread between the exercise price of the converted options and the Conversion Price, plus the aggregate consideration (if any) payable to Company Stock Option holders to enter into Company Stockholder Option Amendments, in each case, to all Company Stock Option holders who execute a Company Stockholder Option Amendment is referred to as the “Aggregate Agreed Option Amount”. The aggregate cash amount paid to all Company Stock Option holders under Section 3.2(a)(2) who do not execute a Company Stockholder Option Amendment pursuant to Section 3.2(a)(1), less, to the extent included therein, the aggregate cash amount paid pursuant to Section 3.2(a)(2) to the Chief Executive Officer of the Company is referred to as the “Aggregate Non-Agreed Option Amount”. The Aggregate Agreed Option Amount and the Aggregate Non-Agreed Option Amount are together referred to as the “Aggregate Option Amount”.

(d) In the event that the exercise price of any Company Stock Option outstanding immediately prior to the Effective Time is equal to or greater than the Merger Consideration Value Per Share, no cash payment or other consideration for such Company Stock Option shall be due and payable in respect thereof and the Company Stock Option shall be cancelled and of no further force or effect as of the Effective Time, without any further action on the part of the Company, Acquirer or the holder of the Company Stock Option.

(e) Prior to the Closing, the Company shall take or cause to be taken such action as is necessary and reasonably satisfactory to Acquirer in order to effect the treatment of Company Stock Options as set forth in this Section 3.2 and terminate the Company Stock Plans as of the Effective Time, including taking reasonable best efforts to obtain the consent of each Company Stock Option holder (which consent, for the avoidance of doubt, may be in the form of a signed Company Stockholder Option Amendment).

(f) Company Restricted Stock. Prior to the Closing Date, the Company shall take, or cause to be taken, all action, including causing the Company Board or any committee thereof under any Company Stock Plan to take, or cause to be taken, all action necessary to accelerate the vesting of each share of restricted Company Common Stock issued and outstanding immediately prior to the Effective Time (“Company Restricted Stock”) and each such share of Company Restricted Stock shall be an Exchangeable Share and converted into the right to receive, in accordance with Section 3.1 above, the Per Share Consideration, less all applicable Taxes.

Section 3.3 Exchange Agent.

(a) At or before the Effective Time, Acquirer will deposit with its transfer agent or with a depository or trust institution of recognized standing selected by it and reasonably satisfactory to the Company (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of Company Common Stock (collectively, the “Old Certificates”), (1) evidence of shares in book entry form (“New Certificates”), representing the shares of Acquirer Common Stock issuable to holders of Old Certificates under this Section 3.3(a) and (2) an amount equal to the aggregate cash payable to holders of Company Common Stock pursuant to Section 3.1(a) and Section 3.4.

(b) As promptly as reasonably practicable following the Effective Time, but in no event later than five (5) Business Days thereafter, Acquirer shall cause the Exchange Agent to mail or deliver to each person who was, immediately prior to the Effective Time, a holder of record of Company Common Stock, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration payable pursuant to this Article III. No interest will accrue or be paid with respect to any New Certificate or cash to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form of transfer, and that the person requesting the exchange (1) pay any transfer or other similar Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (2) establish to the reasonable satisfaction of Acquirer (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(c) No dividends or other distributions with respect to Acquirer Common Stock having a record date after the Effective Time will be paid to any holder of Company Common Stock until such holder has surrendered the Old Certificate representing such stock as provided herein. Subject to the effect of applicable Law, following surrender of any such Old Certificates, there shall be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the shares of Acquirer Common Stock represented thereby. To the extent permitted by applicable Law, holders of Company Common Stock who receive Acquirer Common Stock in the Merger shall be entitled to vote after the Effective Time at any meeting of Acquirer stockholders the number of whole shares of Acquirer Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders of Company Common Stock have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Agreement.

(d) Acquirer shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those persons entitled to receive consideration pursuant to this Article III, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Acquirer shall be entitled to deposit the full consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability and obligation with respect to any claims thereto. Notwithstanding anything in this Agreement to the contrary, no party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Each of Acquirer, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Acquirer, the Surviving Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under any applicable Law and shall be entitled to request and be provided any necessary forms, including IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information. To the extent that amounts are so withheld by Acquirer, the Surviving Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect to whom such deduction and withholding was made by Acquirer, the Surviving Company or the Exchange Agent. If any holder of an Old Certificate requests payment of any cash such person is entitled to pursuant to this Section 3.3 by means of a wire transfer in his, her or its duly executed and completed letter of transmittal, the Exchange Agent may make payment of such cash such holder is entitled to hereunder by wire transfer in accordance with such request and the cost of any such wire transfer shall be charged to the account of and deducted from the proceeds paid to such holder hereunder.

(f) All shares of Per Share Consideration shall be subject to the restrictions set forth in Section 6.13 and all New Certificates will bear the Private Placement Legend to the extent provided for in Section 6.13.

Section 3.4 Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquirer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Acquirer will pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Acquirer Common Stock an amount in cash (without interest) determined by multiplying such fraction of a share of Acquirer Common Stock by the per share volume weighted average price of Acquirer Common Stock on the trading day immediately prior to the Closing as found on Bloomberg’s Volume Weighted Average Price page or its equivalent successor page if such page is not available.

Section 3.5 Lost, Stolen or Destroyed Certificates. In the event any certificate representing shares of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such certificate, Acquirer or its transfer agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Acquirer Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed certificate been surrendered.

Section 3.6 Anti-Dilution Adjustments. If Acquirer changes (or the Acquirer Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Acquirer Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the amount of Acquirer Common Stock included in the Stock Per Share Consideration will be adjusted proportionately to account for such change.

Section 3.7 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, Dissenting Shares that are outstanding as of the Effective Time will not be converted into the right to receive the consideration payable in respect of Company Common Stock pursuant to Section 3.1 hereof unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his, her or its right to dissent from the Merger under the DGCL. The holder of any Dissenting Share shall be treated in accordance with Section 262 of the DGCL and, as applicable, shall be entitled only to such rights as may be granted to such holder pursuant to Section 262 of the DGCL with respect thereto. Acquirer shall be given a reasonable opportunity to review and comment on all notices or other communications to be sent to holders of Dissenting Shares and all such notices and other communications shall be satisfactory to Acquirer. The Company will give Acquirer (a) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock, any withdrawal of demand for payment and any other similar instruments received by the Company and (b) Acquirer shall direct all negotiations and proceedings with respect to any such demands or notices. Prior to the Effective Time, the Company will not, without the prior written consent of Acquirer, settle, offer to settle or otherwise negotiate, any such demands or notices or make or offer to make any payment in respect of any such demands or notices. Acquirer will pay any consideration as may be determined to be due with respect to Dissenting Shares pursuant to and subject to the requirements of applicable Law.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

Section 4.1 Forbearances of the Company. The Company agrees that from the date hereof until the Effective Time, except as expressly permitted by this Agreement, as Previously Disclosed or as directed in writing by any Governmental Authority, without the prior written consent of Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice and in accordance with the policies and procedures of the Company and its Subsidiaries in effect as of the date hereof or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, vendors, Governmental Authorities, employees, business associates and Stockholders.

(b) Operations. Enter into any new line of business or materially change its lending, credit, investment, underwriting, risk, asset liability management or other banking, operating or other policies, procedures or practices from those in effect as of the date hereof, except as required by applicable Law, or close, sell, consolidate or relocate (or make application for, or give notice of the same) or materially alter any of its significant offices or operations facilities of it or its Subsidiaries.

(c) Products. Materially alter any of its policies or practices with respect to the rates, fees, interest, charges, levels or types of services or products available to customers of the Company or its Subsidiaries from those in effect as of the date hereof or offer any promotional pricing with respect to any product or service available to customers of the Company or its Subsidiaries; provided, however, the Company and its Subsidiaries may offer promotional pricing with respect to products and services available to customers of the Company or its Subsidiaries in the ordinary course of business consistent with past practices and on commercially reasonable terms.

(d) Brokered Deposits. Book any “brokered deposits”, as such term is defined in 12 CFR § 337.6, with respect to the Company’s and its Subsidiaries’ core banking business, other than in the ordinary and usual course consistent with past practice, and, in any event, such brokered deposits shall not exceed 25% of the Company’s total liabilities, defined per the methodology of the Consolidated Reports of Condition and Income. For the avoidance of doubt, the restrictions set forth in this Section 4.1(d) shall not apply to the partnerships listed on Section 4.1(d) of the Company Disclosure Schedule.

(e) Securities Portfolio. Fail to maintain the Company’s securities portfolio at an aggregate value equal to between fifteen percent (15%) and twenty percent (20%) of the Company’s total assets in compliance with the Company’s approved investment policy, a copy of which has been Previously Disclosed.

(f) Capital Expenditures. Make any capital expenditures in excess of $100,000 individually or $250,000 in the aggregate.

(g) Material Contracts. Terminate, enter into, amend, modify (including by way of interpretation or waiver) or renew any Material Contract or waive, release or assign any material rights or claims contained therein or relating thereto.

(h) Loans. Make, renew, amend, extend the term of, extend the maturity of or grant the forbearance of any Extension of Credit (i) that would require the Company to seek approval from the Senior Credit Committee of the Company Bank in accordance with the Company’s Credit Policy, a copy of which has been Previously Disclosed, or (ii) that would be an exception to the Company’s Credit Policy. The Company shall submit any Extension of Credit requiring consent under this Section 4.1(h) to Tom Casey and Brandon Pace for approval. If the Company does not receive a response within forty-eight (48) hours of the request, such request shall be deemed approved.

(i) Capital Stock.

(a) Except for the issuance of Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of the date hereof, issue, sell, grant, transfer or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock or any additional Rights of it with respect to its stock (including, but not limited to, Company Stock Options);

(b) Permit any additional shares of capital stock of the Company or any of its Subsidiaries to become subject to grants of employee or director stock options, restricted stock grants, “phantom stock” rights or similar stock-based employee or director rights;

(c) Repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any of its Subsidiaries (except pursuant to the forfeiture conditions of any equity-based award or the cashless exercise or Tax withholding provisions of or authorizations related to an equity-based award);

(d) Effect any recapitalization, reclassification, stock split or similar change in capitalization; or

(e) Form or make any investment in any new Subsidiary other than a Subsidiary formed in the ordinary course of business consistent with past practice to hold OREO that is acquired after the date of this Agreement.

(j) Dividends, Distributions, Repurchases. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (except for cash dividends by any Subsidiary of the Company to the Company as needed by the Company to fund the Company’s working capital requirements for operations and expenses).

(k) Dispositions. Sell, transfer, mortgage, lease, encumber or otherwise dispose of or permit the creation of any Lien (other than Liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP consistently applied and that are not material to the asset in question, mechanics’ Liens, materialmen’s Liens, or other inchoate Liens) on the Company or any of its Subsidiaries or discontinue any of its assets, deposits, business or properties, except (other than for Intellectual Property) for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to it and its Subsidiaries, taken as a whole.

(l) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other person.

(m) Governing Documents. Amend its Governing Documents.

(n) Accounting Methods. Implement or adopt any change in its financial or regulatory accounting principles, practices or methods, other than (with prior notice to Acquirer) as may be required by GAAP or applicable accounting requirements of a Governmental Authority.

(o) Indebtedness. (i) Incur any indebtedness for borrowed money (other than deposits, brokered certificates of deposit, federal funds purchased, federal home loan bank overnight advances and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice and as otherwise not restricted pursuant to this Agreement) or (ii) other than in the ordinary course of business consistent with past practice, (A) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or (B) cancel, release, assign or modify any material amount of indebtedness of any other person.

(p) Tax Matters. (i) Make, change or rescind any Tax election, (ii) adopt or change any Tax accounting method, (iii) request or enter into any closing agreement or Tax ruling, (iv) settle or compromise any Tax claim or assessment, (v) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (vi) surrender any right to claim a refund for Taxes, (vii) file any amended Tax Return, (viii) file any income or other material Tax return that has been prepared in a manner inconsistent with past practice, (ix) enter into any Tax allocation, sharing, indemnity or similar agreement or assume any liability for the Taxes of any other person (whether by Contract or otherwise) or (x) take any action relating to the filing of any Tax Return or the payment of any Tax that would have the effect of increasing the Tax liability or reducing any Tax asset of Acquirer or the Surviving Company in respect of any Tax period ending following the Closing Date.

(q) Intellectual Property Matters. (1) Change or fail to maintain any of the material Information Technology used in their respective businesses, (2) transfer, sell, pledge, place a Lien upon, assign or exclusively license any Owned IP, (3) abandon, cancel, let lapse or fail to maintain any Registered Owned IP unless such Intellectual Property is no longer useful in the Company’s or any of its Subsidiaries’ businesses as currently conducted and as reasonably expected to be conducted in the future, and (4) license or grant other rights under any Owned IP, except non-exclusive licenses granted in the ordinary course of business consistent with past practice.

(r) Claims. Settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in the ordinary course of business in an amount or for consideration not in excess of $250,000 and that would not (1) impose any material restriction on the business of it or its Subsidiaries or, after the Effective Time, Acquirer or its Subsidiaries or (2) create precedent for claims that are reasonably likely to be material to it or its Subsidiaries or, after the Effective Time, Acquirer or its Subsidiaries.

(s) Compensation; Employment Agreements. Terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, retention or similar contract, agreement or arrangement with any director, officer, employee or other person, or grant any salary, wage or other compensation increase or increase any employee or director benefit, including incentive opportunity or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except (1) to make changes that are required by applicable Law, (2) to satisfy Previously Disclosed contractual obligations existing as of the Execution Date or (3) normal increases in base salary or base wages to employees in the ordinary course of business consistent with past practice, provided that no such increase shall be more than three percent (3%) of each such employee’s previous year’s base salary or base wage rate.

(t) Benefit Arrangements. Terminate, enter into, establish, adopt, amend, modify (including by way of interpretation or waiver), make new grants or awards or make or commit to make any additional funding under or renew any Benefit Plans or any plan, agreement or arrangement that would have been a Benefit Plan had it been in place as of the Execution Date hereof, in respect of any director, officer or employee, take any action to accelerate the vesting, exercisability, settlement or payment of stock options, restricted stock, other equity-based award or other compensation or benefits payable thereunder, add any new participants to any non-qualified retirement plans, or forgive any loans to any current or former directors, officers or employees of the Company or any of its Subsidiaries (or, with respect to any of the preceding, communicate any intention to take such action), except (1) as required by applicable Law, (2) to satisfy Previously Disclosed contractual obligations existing as of the Execution Date or (3) immaterial amendments that do not increase benefits or the cost of benefits or result in increased administrative costs.

(u) Communication. Make any written communications to the directors, officers or employees of the Company or any of its Subsidiaries, or any oral communications presented to a significant portion of the directors, officers or employees of the Company or any of its Subsidiaries, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without providing Acquirer with a copy or written description of the intended communication, providing Acquirer with a reasonable period of time to review and comment on the communication, and cooperating with Acquirer in providing any such mutually agreeable communication.

(v) Risk Management. Except as required by applicable Law, other than in the ordinary course of business consistent with past practice, (i) implement or adopt any material change in underwriting, interest rate risk management, credit risk management, risk management of financial derivatives, model risk management and hedging and other risk management policies, procedures or practices or (ii) fail to follow in any material respect its existing policies, procedures or practices with respect to managing its exposure to interest rate, credit and other risk.

(w) Merger, Reorganization, Dissolution. Merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.

(x) Adverse Actions. (1) Knowingly take, or knowingly fail to take, any action that would, or is reasonably likely to, result in the representations and warranties set forth in Section 5.1 being or becoming untrue or incorrect in any respect, (2) knowingly take, or knowingly fail to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying for the Intended Tax Treatment or (3) knowingly take, or knowingly fail to take, any action that is reasonably likely to result in the material delay in the satisfaction of any of the conditions to the Merger set forth in Article VII or in such conditions not being satisfied in a timely manner, including merge or consolidate the Company or any of its Subsidiaries with any other person, or any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law. Notwithstanding this Section 4.1(x), the Company’s obligations and responsibilities to take or not take any action with respect to obtaining any Requisite Regulatory Approvals shall be exclusively governed by Section 6.3.

(y) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 4.2 Forbearances of Acquirer. Acquirer agrees that from the date hereof until the Effective Time, except as expressly permitted by this Agreement, as Previously Disclosed or as directed in writing by any Governmental Authority, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. (1) Knowingly take, or knowingly fail to take, any action that would, or is reasonably likely to, result in the representations and warranties set forth in Section 5.2 being or becoming untrue or incorrect in any respect, (2) knowingly take, or knowingly fail to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying for the Intended Tax Treatment or (3) knowingly take, or knowingly fail to take, any action that is reasonably likely to result in the material delay in the satisfaction of any of the conditions to the Merger set forth in Article VII or any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law. Notwithstanding this Section 4.2(a), Acquirer’s obligations and responsibilities to take or not take any action with respect to obtaining any Requisite Regulatory Approvals shall be exclusively governed by Section 6.3.

(b) Dividends, Distributions, Repurchases. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any class or series of shares of its stock (except for cash dividends by any Subsidiary of Acquirer to Acquirer).

(c) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.1 Representations and Warranties of the Company. Except as Previously Disclosed or expressly permitted by or provided for in this Agreement, the Company hereby represents and warrants to Acquirer as of the Execution Date and as of the Closing Date as follows:

(a) Organization; Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not be reasonably likely to have a Material Adverse Effect with respect to the Company. The Company has made available to Acquirer a true, complete and correct copy of its Governing Documents and those of the Company Bank, each as amended to the date hereof, and such Governing Documents are in full force and effect.

(b) Company Common Stock.

(1) The authorized capital stock of the Company consists of 1,000,000 shares of Company Preferred Stock, of which no shares are issued and outstanding, 8,000,000 shares of Company Class A Voting Common Stock, of which 4,970,205 shares are issued and outstanding, and 3,000,000 shares of Company Class B Non-Voting Common Stock, of which 2,320,882 shares are issued and outstanding, and no shares of Company Restricted Stock and 512,217 shares of Company Common Stock reserved for issuance under Company Stock Options. The Company holds no shares of Company Common Stock as treasury shares. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Other than 512,217 shares of Company Common Stock reserved for issuance under outstanding Company Stock Options, there are no shares of Company Common Stock reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Common Stock and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement. The Company has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Company Common Stock. The Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matter. Schedule 5.1(b) sets forth a correct and complete listing of all outstanding awards of Company Stock Options and Company Restricted Stock as of the Execution Date setting forth the number of shares of Company Common Stock subject to each such award and the number of shares vested and unvested as of the Execution Date, grant date, vesting schedule and exercise price, if any, with respect thereto. Each Company Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan, (B) has an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (C) has a grant date identical to the date on which the actually awarded such Company Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company Financial Statements, respectively.

(2) The Company has Previously Disclosed a true, complete and correct list of all holders of Company Common Stock and Rights of the Company with respect to Company Common Stock, which includes (A) the name and address of each holder, (B) the number of shares of Company Common Stock and Rights of the Company with respect to Company Common Stock held by such holder, (C) in the case of Rights of the Company with regard to Company Common Stock, the terms thereof, and (D) a designation as to whether such holder is a member of the Company Board.

(3) There are no voting trusts, proxies, stockholder agreements or other agreements or understandings with respect to the voting of shares of Company Common Stock.

(4) The Payout Trial Run is true, complete and correct. As of the Effective Time, the Payout Spreadsheet will be true, complete and correct.

(c) Subsidiaries and Equity Holdings.

(1) (A) The Company has Previously Disclosed all of its Subsidiaries; (B) the Company owns, directly or indirectly, all the outstanding equity securities of its Subsidiaries free and clear of Liens, and all such equity securities have been duly authorized and are validly issued and outstanding, fully paid and nonassessable; (C) the Company has Previously Disclosed and made available to Acquirer a true, complete and correct copy of the Governing Documents of its Subsidiaries, each as amended to the date hereof, and such Governing Documents are in full force and effect; (D) no equity securities of any of its Subsidiaries are or may become required to be issued by reason of any Right or otherwise; (E) there are no contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound to sell or otherwise transfer any equity securities of any of its Subsidiaries; and (F) there are no contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound that relate to its rights to vote or dispose of any equity securities of any of its Subsidiaries.

(2) Each of its Subsidiaries has been duly organized and is validly existing in good standing under the Laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not reasonably be likely to have a Material Adverse Effect with respect to the Company. Company Bank has elected to be treated as and is a covered savings association pursuant to 12 C.F.R. Part 101. The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid, and no proceedings for the termination of such insurance are pending, or to the Company’s knowledge, threatened.

(3) The Company has Previously Disclosed a list of all equity securities that the Company and its Subsidiaries own, control or hold as of the Execution Date. The Company has Previously Disclosed a list of all bonds, debentures, notes or other obligations that the Company and its Subsidiaries have issued as of the Execution Date, which list includes a description of the terms and conditions on which such obligations may be redeemed by the Company or the applicable Subsidiary.

(d) Power. The Company and each of its Subsidiaries has the corporate (or comparable) power and authority to own and operate its assets and properties and to conduct its business as it is now being conducted. The Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate or to cause the consummation of the transactions contemplated hereby.

(e) Authority.

(1) The Company has duly executed and delivered this Agreement and has taken all corporate action necessary for it to execute and deliver this Agreement. This Agreement, the Merger, the Subsequent Merger and the transactions contemplated hereby and thereby have been authorized by all necessary corporate (or comparable) action on the part of the Company and each of its Subsidiaries other than the approval of the foregoing by a majority of the issued and outstanding shares of Company Class A Voting Common Stock and a majority of the issued and outstanding shares of Company Class B Non-Voting Common Stock. This Agreement is the Company’s valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). All actions taken by the Company Board in connection with this Agreement have been validly approved at a meeting where all members were present and voting on such actions. The Company Board, acting unanimously at a meeting where all members were present and voting on the actions approved, has adopted resolutions approving and recommending to the Stockholders approval of this Agreement and the matters contemplated hereby and any other matters required to be approved or adopted in order to effect the Merger, the Subsequent Merger and the other transactions contemplated hereby (the “Company Stockholder Matters”). The Company Board has scheduled a special meeting of the Stockholders (the “Company Meeting”) to approve the Company Stockholder Matters to occur no later than the date that is thirty (30) days after the Execution Date. Stockholders representing ninety percent (90%) of the issued and outstanding shares of Company Class A Voting Common Stock and one hundred percent (100%) of Company Class B Non-Voting Common Stock as of the Execution Date have entered into Support Agreements. A list of the Stockholders entering into Support Agreements as of the Execution Date is Previously Disclosed along with the number of shares of stock held by each such Stockholder.

(2) The Company has Previously Disclosed a true, complete and correct copy of the Company Stockholders Agreement. The Company and all the Stockholders are parties to the Company Stockholders Agreement. This Agreement and the Support Agreements and the execution and delivery thereof and the performance thereof by the parties thereto do not violate or breach the Company Stockholders Agreement. Pursuant to Section 3.5 of the Company Stockholders Agreement, the Dragging Stockholders (as defined in the Company Stockholders Agreement) have exercised their rights set forth in Section 3.5 of the Company Stockholders Agreement to cause all Stockholders to vote in favor of the Merger and this Agreement and enter into a Support Agreement. Upon Closing, the Company Stockholders Agreement will automatically and immediately terminate in accordance with its terms and will be of no further force and effect. In addition, each Stockholder has waived, effective as of the Effective Time, any and all claims and rights such Stockholder may have under the Company Stockholders Agreement.

(3) The Company has Previously Disclosed a true, complete and correct copy of the Company Registration Rights Agreement. The Company and all the Stockholders are parties to the Company Registration Rights Agreement. This Agreement and the Support Agreements and the execution and delivery thereof and the performance thereof by the parties thereto do not violate or breach the Company Registration Rights Agreement. Prior to June 3, 2021 or the Company proposing a Piggyback Registration (as defined in the Company Registration Rights Agreement), the Stockholders have no rights under the Company Registration Rights Agreement to cause the Company to take or forego any action. Upon the consummation of the Merger, the rights of any Stockholder to request registration or inclusion of Registrable Securities (as defined in the Company Registration Rights Agreement) in any registration thereunder shall terminate and be of no further force or effect as no Stockholder will own any Registrable Securities. In addition, each Stockholder has waived, effective as of the Effective Time, any and all claims and rights such Stockholder may have under the Company Registration Rights Agreement and has otherwise consented to the termination thereof.

(f) Consents and Approvals. No notices, applications or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Authority or any third party (such required third-party consents, the “Required Third-Party Consents”) in connection with the execution, delivery or performance by it of this Agreement, the Merger, the Subsequent Merger or any other transactions contemplated hereby except for (1) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and the National Bank Act with the Board of Governors of the Federal Reserve System (acting through the appropriate Federal Reserve Bank as allowed) and the Office of the Comptroller of the Currency (the “OCC”), respectively, (2) receipt of the approvals described in this Section 5.1(f) and the other approvals Previously Disclosed, (3) filings of any required applications and notices with, and receipt of any required approvals from, any Governmental Authority with responsibility for enforcing any state securities law, (4) the filing of the Articles of Merger with respect to the Merger, the certificate of merger and articles of merger with respect to the Acquirer Merger and (5) consents required by Contracts which are not Material Contracts.

(g) No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.1(f), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not violate, conflict with, require a consent or approval under, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations of a party under, cause any additional fees to be due under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (1) its Governing Documents or those of its Subsidiaries, (2) any Material Contract, policy or other instrument of the Company or any of its Subsidiaries, or by which the Company or any of its Subsidiaries is bound or affected, or to which the Company or any of its Subsidiaries or its or their respective businesses, operations, assets or properties is subject or receives benefits or (3) any Law, permit or license.

(h) Takeover Laws. The Company Board has approved this Agreement, the Support Agreements and the transactions contemplated hereby and thereby (including the Merger and the Subsequent Mergers) as required to render inapplicable to this Agreement, the Support Agreements and the transactions contemplated hereby and thereby any applicable provisions of any “moratorium”, “control share”, “fair price”, “affiliated transaction”, “business combination” Laws or other applicable antitakeover Laws and regulations of any state, including Section 203 of the DGCL (collectively, “Takeover Laws”), and this Agreement, the Support Agreements and the transactions contemplated hereby and thereby (including the Merger and the Subsequent Merger) are exempt from, and are not subject to, any Takeover Laws.

(i) Financial Advisors. None of the Company, its Subsidiaries or any of the Company’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, finder’s fees or other compensation in connection with the transactions contemplated hereby, except that, in connection with this Agreement, the Company has retained Broadhaven Capital Partners (“Company FA”), as its financial advisor, and true, complete and correct copies of its arrangements with Company FA have been made available to Acquirer. As of the date hereof, the Company has received a written opinion of Company FA, issued to the Company, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Per Share Consideration is fair from a financial point of view to holders of Company Common Stock.

(j) Financial Reports and Regulatory Filings.

(1) The Company has Previously Disclosed and made available to Acquirer complete and correct copies of its consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of Crowe LLP, its independent auditor) for the fiscal years ended December 31, 2016, 2017 and 2018 and the following unaudited financial statements: (i) consolidated and consolidating balance sheets and income statements of the Company as of December 31, 2019 and for the twelve (12) months then ended, (ii) holding company only balance sheets and income statements of the Company as of December 31, 2019 and (iii) a statement of condition and statement of income of the Company Bank as of December 31, 2019 and for the twelve (12) months then ended. From the date of this Agreement until the Closing Date, the Company will provide to Acquirer (x) as promptly as practicable, but in no event later than the thirtieth (30th) day following the end of the relevant calendar month, similar unaudited financial statements (including any related notes and schedules thereto) for each of the periods ended thereafter or (y) as promptly as practicable, but in no event later than the ninetieth (90th) day following the end of the relevant calendar year, customary audited year-end consolidated financial statements (including any related notes and schedules thereto) for the annual periods ended thereafter (all of the foregoing audited and unaudited financial statements are referred to collectively as the “Company Financial Statements”). Each of the balance sheets or statements of condition as included in the Company Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects the Company’s financial position and that of its Subsidiaries on a consolidated basis as of the date of such statement, and each of the statements of income, comprehensive income, and statements of stockholders’ equity and cash flows or equivalent statements included in the Company Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects the consolidated or unconsolidated results of operations, comprehensive income, changes in stockholders’ equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as noted therein. Crowe LLP, who have certified certain financial statements of the Company and its subsidiaries, are independent registered public accountants as would be required by the United States Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the SEC thereunder.

(2) Section 5.1(j)(2) of the Company Disclosure Schedule sets forth a true, complete and correct list of all documentation creating or governing all securitization transactions and “off-balance sheet arrangements” effected by the Company or any of its Subsidiaries since January 1, 2016.

(3) The Company (A) has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board, (i) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s outside auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(4) Since December 31, 2018, the Company and each of its Subsidiaries has timely filed all material reports, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file under any applicable Law, regulation or rule with any applicable Governmental Authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.

(k) No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liability, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due required in accordance with GAAP to be reflected in audited consolidated statements of financial condition of the Company or the notes thereto, except for (i) liabilities fully set forth or reserved against on the face of the balance sheet contained in the Company Financial Statements as of and for the period ending December 31, 2018, (ii) normal fluctuations in the amount of the liabilities referred to in clause (i) above or other liabilities occurring in the ordinary course of business of the Company or its Subsidiaries in accordance with past practice since December 31, 2018, which fluctuations in the aggregate are not material to the Company and its Subsidiaries, taken as a whole, and (iii) liabilities relating to the transactions contemplated by this Agreement. Section 5.1(k) of the Company Disclosure Schedule contains a good faith estimate of the expenses the Company will incur with respect to the Merger and the Subsequent Merger.

(l) Absence of Certain Changes; Conduct of Business. To the extent required by GAAP, all liabilities and material obligations of the Company and its Subsidiaries have been reflected, disclosed or reserved against in the Company Financial Statements (or footnotes thereto), dated as of December 31, 2018, and since such date (1) other than in the ordinary and usual course of business consistent with past practice or otherwise in connection with the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, the Company and its Subsidiaries have not incurred any material obligation or liability, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, (2) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course consistent with past practice, (3) neither the Company nor any of its Subsidiaries has taken any actions prohibited by Section 4.1, and (4) no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts, and circumstances, would reasonably be likely to have a Material Adverse Effect on the Company.

(m) Litigation. There is no action, suit, claim, case, litigation, arbitration, opposition, objection, cancellation, inquiry, hearing, dispute, demand, investigation or proceeding (collectively, “Action”) pending or, to its knowledge, threatened against or affecting the Company or any of its Subsidiaries, including with or by any vendor or supplier of the Company or any of its Subsidiaries (and it is not aware of any basis for any such Action), nor is there any judgment, writ, award, injunction, order, decree, settlement, stipulation or ruling (collectively, “Order”) of any Governmental Authority or arbitration outstanding against the Company or any of its Subsidiaries (or in the process of being issued).

(n) Compliance with Laws. The Company and each of its Subsidiaries:

(1) conducts and at all times since January 1, 2016 has conducted its business in all material respects in compliance with all Laws applicable thereto or to the employees conducting such businesses, including all Laws applicable to agreements with, and disclosures and communications to, consumers;

(2) currently has a rating of “Satisfactory” or better under the CRA and is not aware of any pending downgrade of such rating;

(3) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted in all material respects, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its knowledge, no suspensions or cancellations are threatened;

(4) has received, since January 1, 2016 and as of the Execution Date, no notification from a Governmental Authority (A) asserting that it is not in compliance with any of the Laws that such Governmental Authority enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify, its activities;

(5) does not engage, directly or indirectly (including through Company Bank), in any activity, or beneficially owns any shares of capital stock or other equity interest in any person that engages in any activity, not expressly permitted under the Federal Reserve Board’s Regulation LL; and

(6) has not been charged with, pleaded guilty to or been convicted of a criminal offense under any Law.

(o) Regulatory Matters. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2016, a recipient of any supervisory letter from, or since January 1, 2016, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Authority that currently restricts the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing since January 1, 2016, by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

(p) Books and Records and Internal Controls.

(1) The Company’s books and records and those of its Subsidiaries have been maintained in all material respects in accordance with GAAP and in material compliance with applicable Law.

(2) The Company and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and that (A) transactions are executed in accordance with management’s general or specific authorizations and (B) transactions are recorded in conformity with GAAP consistently applied and applicable Law.

(q) Tax Matters.

(1) The Company and its Subsidiaries have (i) prepared and timely filed, or caused to be prepared and timely filed with the applicable Tax Authority all income Tax Returns and all other material Tax Returns which are required to be filed by the Company or any of its Subsidiaries (taking into account any applicable extensions of time to file such Tax Returns obtained in the ordinary course of business) and all such Tax Returns are true and correct in all material respects and have been completed in accordance with all applicable Laws and (ii) timely paid, or caused to be timely paid, all Taxes required to be paid (whether or not shown on a Tax Return) prior to Closing, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Company and its Subsidiaries on their books in accordance with GAAP. Since the date of the Company Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses or transactions outside of the ordinary course of business.

(2) The Company and its Subsidiaries have (i) duly and timely withheld all material Taxes (including from amounts paid or owing to their Employees, shareholders, independent contractors, creditors, customers and third parties) which they are obligated to withhold and (ii) duly and timely paid such amounts over to the appropriate Tax Authority. The Company and its Subsidiaries have complied with all material information reporting and withholding requirements, in respect of payments made by the Company or any of its Subsidiaries, including maintenance of required records with respect thereto.

(3) All material Taxes required to have been collected and paid on the sale of products or services by the Company or its Subsidiaries (whether or not denominated as sales or use taxes) have been properly and timely collected and paid, or all material sales tax exemption certificates or other proofs of the exempt nature of sales of such products or services have been properly collected and retained or, to the extent required, submitted to the appropriate Tax Authority.

(4) There is no material Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries that is still pending, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is still in effect (other than extensions of time to file Tax Returns obtained in the ordinary course of business). The Company and its Subsidiaries have not granted any power of attorney concerning any Tax matter that is still in effect.

(5) The Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(6) No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination. Neither the Company nor any of its Subsidiaries has received a written claim made by any Tax Authority asserting that the Company or such Subsidiary is or may be subject to taxation in a jurisdiction in which the Company or such Subsidiary does not file Tax Returns. No adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax Authority. The Company and its Subsidiaries are not parties to or bound by any closing or other agreement or ruling with any Tax Authority with respect to Taxes executed on or prior to the Closing Date. There are no matters relating to Taxes under discussion between any Tax Authority and the Company or any of its Subsidiaries.

(7) The Company has delivered or made available to Acquirer copies of all Tax Returns (and related workpapers) for the Company and its Subsidiaries for all Tax periods for which the applicable statute of limitations has not yet expired. There are no closing agreements, private letter rulings, technical advice memoranda, or similar agreements or rulings relating to Taxes that have been entered into or issued by any Tax authority with or in respect of the Company or any of its Subsidiaries. Section 5.1(q)(7) of the Disclosure Schedule sets forth each jurisdiction where the Company and each of its Subsidiaries will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid.

(8) There are no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes other than Liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP and that are not material to the asset in question.

(9) Neither the Company nor any of its Subsidiaries has been a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(10) Since November 1, 2017, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-deferred treatment under Section 355 of the Code.

(11) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. law).

(12) Each of the Company and its Subsidiaries (a) has never been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries), (b) is not a party to any Tax sharing, indemnification or allocation agreement that is still in effect, (c) has no liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of Law, by Contract or otherwise, and (d) has never been a party to any joint venture or partnership.

(13) The Company and its Subsidiaries will not be required to include any amount of income or gain or exclude any amount of deduction or loss from taxable income for any Tax period or portion thereof after the Closing as a result of any (i) change in method of accounting under Section 481 of the Code for any Tax period or portion thereof ending on or prior to the Closing, (ii) closing agreement under Section 7121 of the Code executed prior to the Closing, (iii) deferred inter-company gain or excess loss account under Treasury Regulations under Section 1502 of the Code in connection with a transaction consummated prior to the Closing (or in the case of each of (i), (ii) and (iii), under any similar provision of applicable Law), (iv) installment sale or open transaction disposition consummated prior to the Closing, (v) prepaid amount received prior to the Closing or (vi) election pursuant to Section 108(i) of the Code.

(14) Each of the Company and its Subsidiaries is and always has been a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes, and has had comparable status under the Laws of any other jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. Neither the Company nor any of its Subsidiaries (directly or indirectly held) has ever filed an entity classification election Form 8832 under Section 7701 of the Code. The Company and its Subsidiaries use the accrual method of accounting for income Tax purposes. The Company and its Subsidiaries have delivered to Acquirer or its legal counsel copies of and are in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(15) Neither the Company nor any of its Subsidiaries is (or has ever been) subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(16) The Company and its Subsidiaries are in compliance with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and any affiliates.

(17) The Company has never had a non-U.S. Subsidiary. The Company and its Subsidiaries (i) have not been a “United States Shareholder” within the meaning of Section 951(b) of the Code of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of United States state, local or foreign Law), (ii) have not been a material stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code and (iii) have not been a “United States Shareholder” within the meaning of Section 951(b) of the Code of a “specified foreign corporation” as defined in Section 965(e) of the Code.

(18) To the knowledge of the Company, no carryforward or current-year U.S. federal and state income tax net operating losses of the Company and its Subsidiaries are subject to any limitation under Section 382 of the Code or any comparable provision of state law.

(19) There is no property or obligation of the Company or any of its Subsidiaries, including uncashed checks to vendors, customers or employees, non-refunded overpayments or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property Laws.

Notwithstanding anything to the contrary set forth in this Agreement, no representation or warranty is made regarding the amount or the availability, in any period on and after the Closing Date, of any Tax attribute or Tax asset of the Company, including but not limited to any net operating loss, net capital loss, any Tax basis in assets, any Tax credit, or any other similar item.

(r) Intellectual Property Matters.

(1) Section 5.1(r) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Intellectual Property used in or held for use in the conduct of the business of the Company or its Subsidiaries (the “Company Intellectual Property”) that is owned or exclusively in-licensed by the Company or its Subsidiaries and either (i) registered with a Governmental Authority or (ii) unregistered but material to the conduct of the business of the Company or its Subsidiaries as currently conducted.

(2) The Company or its Subsidiaries own or have a valid license to use all Company Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of the Company and its Subsidiaries as currently conducted. All Intellectual Property owned by the Company or any of its Subsidiaries (“Owned IP”), and to the knowledge of the Company, all other Company Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and none of the Company or any of its Subsidiaries has received any notice challenging the validity or enforceability of any of the Company Intellectual Property.

(3) To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not violate, misappropriate or infringe upon (collectively, “Infringe”) the Intellectual Property rights of any third party. Neither the Company nor any of its Subsidiaries has since January 1, 2016 received any written notice from a third party alleging Infringement by the Company or any of its Subsidiaries of any Intellectual Property rights of any third party (including “cease and desist” letters and written invitations to take a license). The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of the Company or any of its Subsidiaries to own or use any of the Company Intellectual Property.

(4) Since January 1, 2016, (i) to the knowledge of the Company, no person has Infringed any Owned IP; and (ii) neither the Company nor its Subsidiaries has sent to any third party any notice of Infringement of any Owned IP (including “cease and desist” letters and written invitations to take a patent license).

(5) The Company and each of its Subsidiaries have taken reasonable measures consistent with industry standards to protect the confidentiality and value of all material Trade Secrets and to maintain and protect all material Trade Secrets. To the knowledge of the Company, since January 1, 2016, there has been no misappropriation of the Company’s Trade Secrets in any material respect. All relevant persons who have generated any Owned IP have validly assigned, or have a contractual obligation to assign, their entire right, title and interest in and to such Intellectual Property to the Company or its Subsidiaries (whether directly to the Company or its Subsidiaries, or indirectly through a series of assignments or contractual obligations to assign, for example from the relevant person to its respective employer to the Company or its Subsidiaries).

(6) Since January 1, 2016, no Information Technology system failures have occurred that (i) resulted in or would be reasonably likely to result in a material disruption or damage to the business of the Company or its Subsidiaries and (ii) have not as of the date of this Agreement been remedied in all material respects. The Company and its Subsidiaries have implemented and maintain commercially reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To the knowledge of the Company, since January 1, 2016, no person has gained unauthorized access to the Company’s or any of its Subsidiaries’ Information Technology.

(7) To the knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Software (within the Information Technology) material to the conduct of the business of the Company and its Subsidiaries as currently conducted contains any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software.

(8) To the knowledge of the Company, none of the Software owned by the Company or its Subsidiaries (if any) (“Owned Software”) contains or is distributed with any (x) shareware, (y) open source code or (z) other Software, in each case (of (x), (y), or (z)) the use or distribution of which is under a license that requires either of the Company or any of its Subsidiaries to do any of the following: (A) disclose or distribute the Owned Software in source code form; (B) authorize a licensee of the Owned Software to make derivative works of the same; (C) distribute the Owned Software at no cost to the recipient; or (D) permit the Owned Software, or portions thereof or interfaces therefor, to be reverse engineered, reverse assembled or disassembled (other than by operation of Law).

(s) Environmental Matters.

(1) The Company and its Subsidiaries have complied at all times with all applicable Environmental Laws in all material respects;

(2) to the knowledge of the Company, no property currently or formerly owned or operated by the Company or any Subsidiary (including soils, groundwater, surface water, buildings or other structures) was contaminated during the Company’s or any Subsidiary’s ownership with any Hazardous Substance that could reasonably be expected to require investigation or remediation under any Environmental Law;

(3) to the knowledge of the Company, neither the Company nor any Subsidiary is subject to any liability for any release of any Hazardous Substance on any third-party property;

(4) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law as of the Execution Date;

(5) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Authority or any indemnity or other agreement with any third party relating to liability under any Environmental Law; and

(6) the Company has made available to Acquirer copies of all environmental reports, studies, assessments, sampling data, liability estimates and other material environmental information in its possession relating to the Company or any of its Subsidiaries or any of their current or former properties (including OREO) or operations.

(t) Labor Matters.

(1) Neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any collective bargaining agreement, Contract or other agreement with a labor union or labor organization, and neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with a labor union or labor organization. There is no pending or, to the Company’s knowledge, threatened, nor, since January 1, 2016, has there been any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. To the knowledge of the Company, since January 1, 2016, there has been no activity involving the Company or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(2) The Company and its Subsidiaries are employing all of their employees in compliance, in all material respects, with all applicable Laws relating to employment and employment practices, including all applicable Laws related to taxation, employment standards, workers’ compensation, terms and conditions of employment, occupational health and safety, disability benefits, wages and hours, termination of employment, human rights, immigration, pay equity, employment equity, and, where applicable, the Worker Adjustment and Retraining Notification Act. The Company and its Subsidiaries are not in breach of any such Laws and there are no pending, outstanding or, to the Company’s knowledge, threatened proceedings thereunder. There has been no harassment, discrimination, retaliatory act or similar claim, action or proceeding against the Company or any of its Subsidiaries or any of its or their officers, directors or employees since January 1, 2016. The Company and its Subsidiaries have paid or accrued for all wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued in the ordinary course of business during the current pay period and accrued vacation). No employee of the Company or any of its Subsidiaries has filed an administrative complaint or action alleging the employee is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued in the ordinary course of business during the current pay period and accrued vacation).

(u) Employee Benefit Plans. A list of all benefit and compensation plans, agreements, contracts, equity and equity-based plans, policies or arrangements sponsored, maintained or contributed to, by or with the Company or its Subsidiaries covering current or former employees, directors or consultants (who are natural persons) of the Company and its Subsidiaries (or the spouses, dependents or beneficiaries of such employees, directors or consultants) or with respect to which the Company or any of its Subsidiaries has any liability, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and deferred compensation, retiree medical or life insurance, supplemental retirement, termination, severance, change in control, retention, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans (the “Benefit Plans”) has been Previously Disclosed, and each Benefit Plan which has received a favorable determination letter or a favorable opinion letter from the IRS has been separately identified. The Company has made available to Acquirer true, complete and correct copies of all Benefit Plans (or a written description of the material provisions of each such Benefit Plan that is unwritten) and all material related documents, including (i) any trust instruments and insurance Contracts forming a part of any Benefit Plans, (ii) all amendments thereto that have been made available to Acquirer, (iii) the two most recent annual reports on Form 5500 that were filed with the IRS, (iv) the most recently received determination letter and favorable opinion letter from the IRS, if any, relating to a Benefit Plan, and (v) the two most recently prepared actuarial reports for each Benefit Plan (if applicable).

(1) The Company has Previously Disclosed an anonymized list by employee identification number of the corporate and functional titles, hire dates, base salary or base wage, bonus and incentive opportunities, commissions and other compensation of each Employee of the Company and its Subsidiaries as of the Execution Date, in each case for 2018 (actual) and 2019 (target).

(2) Each Benefit Plan is in writing and complies in form and has been operated and maintained in compliance in all material respects with its terms and with ERISA, the Code and other applicable Laws. Each Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and the Company is not aware of any circumstances likely to result in the revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the Execution Date, could reasonably be expected to subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(3) None of the Company, any of its Subsidiaries, any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate”) or any of their respective predecessors (x) maintains or contributes to or has maintained, contributed to or been required to contribute within the last six (6) years to a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (y) maintains or has an obligation to contribute to or has maintained or had an obligation to contribute to a multiemployer plan (within the meaning of Section 3(37) of ERISA or Section 414(f) of the Code) or (z) has any liability, directly or indirectly, with respect to a plan described in (x) or (y) above. None of the Benefit Plans are maintained outside of the United States, or are primarily for the benefit of Employees working outside of the United States.

(4) All contributions required to have been made under each Benefit Plan, as of the Execution Date, have been timely made and all obligations in respect of each Benefit Plan have been properly and fully accrued in accordance with GAAP and reflected in the Company Financial Statements.

(5) As of the Execution Date, there is no litigation pending or, to the knowledge of the Company, threatened or anticipated relating to the Benefit Plans. No Benefit Plan is under, and neither the Company nor any of its Subsidiaries has received a written notice of, any audit or investigation by any Governmental Authority. As of the Execution Date, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan or collective bargaining agreement other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

(6) Since January 1, 2016, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (w) entitle any person to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Acquirer to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans or otherwise which would not be deductible under Section 280G of the Code or any comparable provision of state, local or foreign Law or that would subject any individual to an excise tax under Section 4999 of the Code. No Benefit Plan or other agreement with the Company or any of its Subsidiaries provides any person with gross-up or any other amount of additional compensation if such individual is provided amounts subject to excise or additional taxes imposed under Sections 409A or 4999 of the Code.

(7) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder has been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(8) Any individual who performs or performed services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or any of its Subsidiaries is not an employee under applicable Law or for any purpose, including for Tax withholding purposes or Benefit Plan purposes; the Company and its Subsidiaries have no liability by reason of an individual who performs or performed services for the Company or any of the Subsidiaries in any capacity being improperly excluded from participating in a Benefit Plan; and each of the employees of the Company and its Subsidiaries has been properly classified by the Company and the Subsidiaries as “exempt” or “non-exempt” under applicable Law.

(v) Property; Title to Assets; Insurance. Section 5.1(v) of the Company Disclosure Schedule sets out a list of all real property (including OREO) that is owned, or leased or subleased from any other person (together, the “Real Property”), by the Company or any of its Subsidiaries, and identifies the instruments under which such real property is leased or subleased. Each of the Company and each of its Subsidiaries (i) has good and marketable title to all real property owned by it, free and clear of all Liens other than Permitted Encumbrances, and (ii) has a good and valid leasehold interest in all real property that is leased or subleased from any other person by it, free and clear of all Liens other than Permitted Encumbrances. Each of the Company and each of its Subsidiaries has good title to all properties and assets, other than real property, owned or stated to be owned by it, free and clear of all Liens other than Permitted Encumbrances. All insurable properties owned or held by the Company and its Subsidiaries are adequately insured by reputable insurers against fire and, to the knowledge of the Company, other risks customarily insured against, including public liability insurance, in customary and sufficient amounts appropriate for the operations of the Company and its Subsidiaries. Section 5.1(v) of the Company Disclosure Schedule sets forth, for each policy of insurance maintained by the Company and each of its Subsidiaries, the amount and type of insurance, the name of the insurer and the amount of the annual premium.

(w) Material Contracts.

(1) The Company has listed in Section 5.1(w) of the Company Disclosure Schedule and provided to Acquirer true, complete and correct copies of the following Contracts (the “Material Contracts”) to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or their respective assets or properties may be subject as of the Execution Date:

(A)	any lease of real or material personal property;

(B)	any partnership, limited liability company, joint venture or other similar agreement or arrangement;

(C)

any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2016 (other than Contracts relating to the acquisition or sale of OREO);

(D)

any Contract for the purchase of services, materials, supplies, goods, equipment or other assets or property that provides for either (i) annual payments of $200,000 or more, or (ii) aggregate payments of $400,000 or more;

(E)

any Contract that creates future payment obligations in excess of $400,000 and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less, or any Contract that creates or would create a Lien;

(F)	any Contract providing for a power of attorney on behalf of the Company or any of its Subsidiaries;

(G)

any Contract, other than this Agreement, providing for exclusive dealing or limiting the freedom of the Company or any of its current or former employees to compete in any line of business or with any person other than the Company or its Subsidiaries or in any area, or that would so limit their freedom;

(H)	any Contract, other than this Agreement, that requires the Company to disclose confidential information or to indemnify or hold harmless any person or third party;

(I)

any loan, note, credit agreement, indenture, conditional sales contract or other title retention agreement or security agreement pursuant to which any indebtedness for borrowed money of the Company or any of its Subsidiaries in an aggregate principal amount in excess of $350,000 is outstanding or may be incurred or relating to a guarantee by the Company or any of its Subsidiaries of indebtedness of any third party in excess of $350,000;

(J)

any Contract for the settlement of any claim or legal, administrative or regulatory proceeding entered into since January 1, 2016 that has current ongoing obligations or requires the payment of money damages in an amount greater than $250,000;

(K)	any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar agreement with any director or officer;

(L)

any Contract, other than this Agreement, that is entered into, or has been entered into in the two (2) years prior to the date hereof, with (i) any affiliate of it, (ii) any current or former director, officer, employee, consultant or stockholder of the Company or any affiliate of it, or (iii) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (i) or (ii) of this paragraph;

(M)

any Contract pursuant to which (i) the Company or any of its Subsidiaries is granted or otherwise receives any license or other rights with respect to Intellectual Property or Information Technology material to the conduct of their businesses, other than with respect to off-the-shelf unmodified Software that is generally available on standardized terms, (ii) the Company or any of its Subsidiaries grants to any third party, any license or other rights under material Intellectual Property, (iii) the Company or any of its Subsidiaries is in any way restricted from developing and/or owning (other than as disclosed in subsection (ii) herein) Software or other Intellectual Property, including any Contract pursuant to which the Company has assigned any ownership rights over such Software or Intellectual Property, or (iv) the Company’s or any of its Subsidiaries’ right to use or otherwise exploit Intellectual Property owned or controlled by the Company or any of its Subsidiaries is materially restricted;

(N)	any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of the Company or its Subsidiaries;

(O)	any Contract with a “most favored nation” or similar provision providing for terms, pricing or otherwise, that are preferential to or match that of existing or future Contracts;

(P)	any Contract with a Governmental Authority;

(Q)

any Contract and all related documents in connection with the 2016 recapitalization of the Company, including the Stockholders Agreement by and among Radius Investment Corp. (to be renamed Radius Bancorp, Inc.) and the Stockholders Party Thereto and Amendment No. 1 thereto and the Registration Rights Agreement by and among Radius Investment Corp. (to be renamed Radius Bancorp, Inc.) and the Stockholders Party Thereto; and

(R)	any other Contract not entered into in the ordinary course of business or that is material to the Company or its financial condition or results of operations.

(2) Each Material Contract is a valid and legally binding agreement of the Company or one of its Subsidiaries, as applicable, and, to its knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. Neither the Company nor any of its Subsidiaries, or, to its knowledge, any counterparty or counterparties, is in material breach of any provision of or in material default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Material Contract.

(x) Insurance Coverage. The Company and each of its Subsidiaries maintains adequate insurance coverage for all normal risks incident to the respective businesses of the Company and each of its Subsidiaries and their respective properties and assets. Such coverage is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards. Section 5.1(x) of the Company Disclosure Schedule sets forth a true, complete and correct list of each Contract representing such coverage as of the Execution Date.

(y) Extensions of Credit.

(1) Each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (individually, an “Extension of Credit” and collectively, “Extensions of Credit”) payable to the Company or any of its Subsidiaries (i) is evidenced by promissory notes or other evidences of indebtedness, (ii) complies in all material respects with applicable Law, (iii) has been made for good, valuable and adequate consideration in the ordinary course of business, (iv) is evidenced by true and genuine promissory notes or other evidences of indebtedness, which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the Company or one of its Subsidiaries and the counterparty or counterparties thereto (each such person, an “Obligor”), (v) are enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and to general equity principles, (vi) is secured, to the extent the Company or any of its Subsidiaries has or purports to have a security interest in collateral or a mortgage securing such Extension of Credit, by a valid perfected security interest or recorded mortgage naming the Company or such Subsidiary as the secured party or mortgagee and (vii) is in full force and effect.

(2) As of the Execution Date, neither the Company nor any of its Subsidiaries, nor, to its knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Extension of Credit except for immaterial breaches other than payment breaches (unless such payment breach only involves a late interest payment that is not more than five (5) days past due) that are not reasonably expected to have an impact on the collectability of the Extension of Credit.

(3) As of January 31, 2020, neither the Company nor any of its Subsidiaries had an Extension of Credit that has been classified by regulatory examiners or by management of the Company as “Special Mention”, “Substandard”, and “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch”, “Past Due” or words of similar import, or an Extension of Credit that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The Company has Previously Disclosed the most recent Extension of Credit watch list of the Company and each of its Subsidiaries and a list of all Extensions of Credit that, as of January 31, 2020, are ninety (90) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status.

(4) Each Extension of Credit (including Extensions of Credit held for resale to investors) has been solicited and originated and is administered and serviced, and the relevant Extension of Credit files are and have been maintained, in all material respects in accordance with the relevant Extension of Credit documents, the Company’s underwriting standards (and, in the case of Extensions of Credit held for resale to investors, with the underwriting standards, if any, of the applicable investors) and with applicable Law and all applicable requirements of any government-sponsored enterprise program.

(5) None of the Contracts pursuant to which the Company or any of its Subsidiaries has sold Extensions of Credit or pools of Extensions of Credit or participations in Extensions of Credit or pools of Extensions of Credit contains any obligation to repurchase such Extensions of Credit or interests therein solely on account of a payment default by the Obligor on any such Extension of Credit.

(6) Neither the Company nor any of its Subsidiaries is now or ever has been subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, the Department of Housing and Urban Development, the Government National Mortgage Association, the Department of Veteran’s Affairs, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or any other investor, or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Extension of Credit. Neither the Company nor any of its Subsidiaries has received any notice, nor do they have any reason to believe, that the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation proposed to limit or terminate the underwriting authority of the Company or any of its Subsidiaries or to increase the guarantee fees payable to such investor.

(7) Each Extension of Credit included in a pool of Extensions of Credit originated, acquired or serviced by the Company or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with applicable Law, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and no Extension of Credit has been bought out of a Pool without all required approvals of the applicable investors.

(8) The allowances for loan losses contained in the Company Financial Statements were established in accordance with the past practices of the Company and its Subsidiaries, and the allowance for loan losses shown on any interim unaudited balance sheet since the date of the Company Financial Statements was adequate under and in accordance with the requirements of GAAP to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including standby letters of credit) outstanding as of the date of such balance sheet.

(9) The Company has Previously Disclosed a true, complete and correct list of all Extensions of Credit in which the Company or any of its Subsidiaries has any participation interest or that have been made with or through another financial institution on a recourse basis against the Company or any such Subsidiary.

(10) Except for Federal Home Loan Bank stock, securities pledged to the Federal Home Loan Bank of Boston, and securities sold under agreements to repurchase that are classified as secured borrowings on the Financial Statements, none of the investments reflected in the Financial Statements as of and for the twelve (12) months ended December 31, 2019, and none of the investments made by the Company or any of its Subsidiaries since December 31, 2019, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of the Company or such Subsidiary to dispose freely of such investment at any time.

(11) The Company has made available to Acquirer true, complete and correct copies of the loan files related to each individual loan, note, borrowing arrangement and other commitment for credit relationships requested by Acquirer or its Representatives.

(12) The Company has previously delivered to Acquirer spreadsheets containing information regarding all loans made by the Company or any of its Subsidiaries as of January 31, 2020 (the “Loan Data File”). The information contained in the Loan Data File is accurate and complete in all material respects as of February 17, 2020.

(z) Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (collectively, “Interest Rate Instruments”), if any, whether entered into for the account of the Company or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties believed to be financially responsible at the time. All Interest Rate Instruments are valid and legally binding obligations of the Company or one of its Subsidiaries and, to its knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and are in full force and effect. Neither the Company nor any of its Subsidiaries, nor, to its knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Interest Rate Instrument. The Company has Previously Disclosed a true, complete and correct list of all Interest Rate Instruments as of the Execution Date.

(aa) Sufficiency of Assets. The Company and each of its Subsidiaries owns good and marketable title to, or has the valid rights to use under a lease or license, all of the assets and rights used in the operation of its respective business as conducted since January 1, 2016, free and clear of any encumbrances other than the Permitted Encumbrances. Such assets and rights constitute all of the assets, tangible and intangible, of any nature whatsoever, used in the operation of such business as conducted prior to the date hereof by the Company and its Subsidiaries.

(bb) Mortgage Banking Activities. All Mortgage Loans have been originated, processed, underwritten, closed, funded, insured, sold or acquired, serviced and subserviced (including all loan application, loss mitigation, loan modification, foreclosure and real property administration activities), and all disclosures required by applicable Law made by the Company or any of its Subsidiaries in connection with the Mortgage Loans have been provided to the borrowers thereof, in each case, in accordance with all applicable Law in all material respects. No Mortgage Loans were originated by any person other than the Company or one of its Subsidiaries. No fraud or material error, omission, misrepresentation, mistake or similar occurrence has occurred on the part of the Company or its Subsidiaries, or to the knowledge of the Company, any third-party servicer in connection with the origination or servicing of any Mortgage Loans. Neither the Company nor any of its Subsidiaries has any obligation or potential obligation to repurchase or reacquire from any person any Mortgage Loan or any collateral securing any Mortgage Loan, whether by Contract or otherwise. The Company has Previously Disclosed a complete list of each repurchase claim that the Company or any of its Subsidiaries has been subject to over the past two (2) years in respect of any Mortgage Loan, the circumstances as to each such matter, and the resolution or status of each such matter. Every Company Subsidiary that services any Mortgage Loans complies with the “small servicer” exemption set forth in the regulations of the Consumer Financial Protection Bureau, 12 C.F.R. § 1026.41(e)(4).

(cc) Trust Business. Neither the Company nor any of its Subsidiaries acts as a fiduciary on behalf of others in any capacity or otherwise engages in any fiduciary activities.

(dd) Extension of Credit Originators and Buyers.

(1) Section 5.1(dd)(1) of the Company Disclosure Schedule sets forth the name of every bank or lending partner (“Extension of Credit Originator”) of the Company or any of its Subsidiaries that originated any Extensions of Credit purchased by the Company since January 1, 2016. Each Extension of Credit originated by an Extension of Credit Originator was originated: (1) in the ordinary course of business consistent with the Company’s or any of its Subsidiaries’ policies and procedures for loan origination and servicing in place at the time such Extension of Credit was sold in all material respects and, to the knowledge of the Company, the Extension of Credit Originator’s policies and procedures for loan origination and servicing in place at the time such Extension of Credit was made in all material respects and (2) in accordance with applicable Law, in all material respects. Since January 1, 2016, in connection with the business of the Company, no Extension of Credit Originator has had the exclusive right to originate Extensions of Credit for purchase by the Company or any of its Subsidiaries.

(2) Section 5.1(dd)(2) of the Company Disclosure Schedule sets forth the name of each person that purchased Extensions of Credit from the Company or any of its Subsidiaries since January 1, 2016 (each such Person, an “Extension of Credit Buyer”). Each Extension of Credit purchased by an Extension of Credit Buyer from the Company or any of its Subsidiaries was sold: (1) in the ordinary course of business consistent with the Company’s or any of its Subsidiaries’ policies and procedures for loan sales in place at the time such Extension of Credit was sold in all material respects and (2) in accordance with applicable Law.

(3) Since January 1, 2016, no Extension of Credit Originator or Extension of Credit Buyer of the Company or any of its Subsidiaries has canceled or otherwise materially modified its relationship with the Company or any of its Subsidiaries or has materially decreased its origination or purchase, as the case may be, of Extensions of Credit of the Company or any of its Subsidiaries. No Extension of Credit Originator or Extension of Credit Buyer has, to the knowledge of the Company, any plan or intention to terminate, cancel or otherwise adversely modify its relationship with the Company or any of its Subsidiaries or to decrease materially or limit its purchase of Extensions of Credit of the Company or any of its Subsidiaries.

(ee) Extension of Credit Purchase Agreements. Section 5.1(ee) of the Company Disclosure Schedule sets forth all loan purchase agreements of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has sold any Extensions of Credit and has indemnification or repurchase or substitution obligations under such loan purchase agreement or any ancillary agreements entered into in connection therewith. None of the Company or any of its Subsidiaries has been required or requested to exercise any such repurchase or substitution obligations or has received any claim for indemnification under any such agreement. There is no material document defect with respect to any of the Extensions of Credit sold by the Company or any of its Subsidiaries under such agreements and the Company has not breached any representations under any such agreements, in each case, that would materially and adversely affect the value of the loans sold by the Company or any of its Subsidiaries thereunder.

(ff) Information Security. The Company and its Subsidiaries have implemented policies and procedures governing the collection, use, storage, processing, transfer, disclosure and protection of Personal Information, including publicly available privacy policies (collectively, “Privacy Policies”), that comply with all applicable Privacy Laws and are otherwise substantially consistent with standard industry best practices. The Company and its Subsidiaries comply with, and have in the past five (5) years complied with, all applicable Privacy Laws, Privacy Policies and contractual obligations relating to Personal Information. The Company and each of its Subsidiaries takes all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personal Information in its possession is protected against loss and against unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, there has been no unauthorized access to, or misuse of, such Personal Information in the past three (3) years. All collection, use, processing or transmission of Personal Information by or on behalf of the Company and its Subsidiaries occurs and has occurred solely within the United States, and not in any other jurisdiction or country.

(gg) Related-Party Transactions. There is no indebtedness, indemnity or guarantee of any indebtedness or other obligation between the Company or any of its Subsidiaries, on the one hand, and any of its directors, any officer with a title of vice president or above, any stockholder of the Company, or any relative, beneficiary or spouse living with such person or any affiliate of any of the foregoing (collectively, a “Company Related Person”) or affiliate of the Company, on the other. No Company Related Person or affiliate provides or causes to be provided any assets, services (other than services as an officer, director or employee) or facilities to the Company. The Company does not provide or cause to be provided any assets, services or facilities to any such Company Related Person or affiliate (other than with respect to their employment as directors, officers or employees of the Company). The Company does not beneficially own, directly or indirectly, any investment in or issued by any such Company Related Person or affiliate. There are no Contracts with any such Company Related Person or affiliate to which the Company is a party or by which it is bound. This Section 5.1(gg) shall not cover deposits by Company Related Persons.

(hh) Stock Repurchases. The Company has Previously Disclosed all repurchases of capital stock (including the price) by the Company or any of its current and former Subsidiaries within the previous three (3) years. There is no pending or, to the knowledge of the Company, threatened, claim by any current or former Stockholder of the Company or any of its current and former Subsidiaries in connection with any such repurchase, and no such stockholder has any basis for any such claim.

(ii) Completeness of Representations and Warranties. The representations and warranties made by the Company herein or in any schedule hereto, including the Company Disclosure Schedule, or certificate furnished by the Company pursuant to this Agreement do not and will not contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

Section 5.2 Representations and Warranties of Acquirer. Except as Previously Disclosed or as disclosed in Acquirer’s Annual Report on Form 10-K for the year ended December 31, 2018, or any other report, registration statement, definitive proxy statement or information statement filed by it or any of its Subsidiaries subsequent to December 31, 2018 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, Acquirer hereby represents and warrants to the Company as of the Execution Date and as of the Closing Date as follows:

(a) Organization; Standing. Acquirer is a company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Acquirer is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership or leasing of its assets or property or the conduct of its business requires such qualification except as would not reasonably be likely to have a Material Adverse Effect with respect to Acquirer.

(b) Acquirer Stock. As of the Execution Date, the authorized capital stock of Acquirer consists of 180,000,000 shares of Acquirer Common Stock and 10,000,000 shares of Acquirer Preferred Stock of which various shares have been authorized as Previously Disclosed. As of the Execution Date, no more than 90,000,000 shares of Acquirer Common Stock and 0 shares of Acquirer Preferred Stock are outstanding. As of the Execution Date, no more than 12,500,000 shares of Acquirer Common Stock are subject to Acquirer equity-based awards granted under the Acquirer Stock Plans. The outstanding shares of Acquirer Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). As of the Execution Date, Acquirer does not have any Rights issued or outstanding with respect to Acquirer Stock, and Acquirer does not have any commitment to authorize, issue or sell any Acquirer Common Stock or Rights, except pursuant to this Agreement, outstanding Acquirer Stock Options and the Acquirer Stock Plans. The shares of Acquirer Common Stock to be issued in the Merger, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and nonassessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights).

(c) Subsidiaries. Acquirer does not have any “significant” Subsidiaries, as defined in Rule 1-02 of Regulation S-X promulgated by the SEC.

(d) Power. Each of Acquirer and Merger Sub has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Authority. Each of Acquirer and Merger Sub has duly executed and delivered this Agreement. No vote of the holders of the capital stock of Acquirer is necessary to approve this Agreement or the Merger, and this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of each of Acquirer and Merger Sub. This Agreement is its valid and legally binding obligation, enforceable in accordance with its terms.

(f) Consents and Approvals. No notices, applications or other filings are required to be made by Acquirer or any of its Subsidiaries with, nor are any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by Acquirer or any of its Subsidiaries from, any Governmental Authority or any third party in connection with the execution, delivery or performance by it of this Agreement, the Merger, the Subsequent Merger or any other transactions contemplated hereby except for (1) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and the National Bank Act with the Board of Governors of the Federal Reserve System (acting through the appropriate Federal Reserve Bank as allowed) and the OCC, respectively, (2) receipt of the approvals described in this Section 5.2(f) and the other approvals Previously Disclosed, (3) filings of any required documents, applications and notices with, and receipt of any required approvals from, any Governmental Authority with responsibility for enforcing any state securities law, (4) the filing of the Articles of Merger with respect to the Merger, the certificate of merger and articles of merger with respect to the Acquirer Merger and (5) consents required by Contracts which are not Material Contracts.

(g) No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.2(f), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, conflict with, require a consent or approval under, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations of a party under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (1) Acquirer’s Governing Documents or those of its Subsidiaries or (2) any Law, permit or license except as would not, in each case, reasonably be likely to have a Material Adverse Effect with respect to Acquirer.

(h) Financial Reports and Regulatory Filings. Acquirer’s Annual Reports on Form 10-K for the year ended December 31, 2018, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2018 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or as thereafter amended prior to the date hereof (collectively, the “Acquirer SEC Filings”) with the SEC as of the date filed or amended prior to the date hereof, as the case may be, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the statements of financial position contained in or incorporated by reference into any of the Acquirer SEC Filings (including the related notes and schedules) fairly presented or will fairly present in all material respects its financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and statements of cash flows or equivalent statements in the Acquirer SEC Filings (including any related notes and schedules thereto) fairly presented or will fairly present in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of it and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(i) Absence of Certain Changes. Since December 31, 2018, no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts, and circumstances (described in any paragraph of Section 5.2 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to Acquirer.

(j) Litigation. There is no Action pending or, to its knowledge, threatened against or materially affecting Acquirer or any of its Subsidiaries (and it is not aware of any basis for any such Action), nor is there any Order of any Governmental Authority or arbitration outstanding against Acquirer or any of its Subsidiaries (or in the process of being issued), except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Neither Acquirer nor any of its Subsidiaries is a party to any, and there are no pending or, to Acquirer’s knowledge, threatened Action of any nature against Acquirer or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement, except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(k) Compliance with Laws. Except (i) as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and except (ii) for liabilities fully set forth or reserved against in accordance with GAAP consistently applied on the face of the balance sheet contained in Acquirer’s financial statements as of and for the period ending December 31, 2018, Acquirer and each of its Subsidiaries:

(1) conducts and at all times since January 1, 2016 has conducted its business in all respects in compliance with all Laws applicable thereto or to the employees conducting such businesses, including all Laws applicable to agreements with, and disclosures and communications to, consumers;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted in all respects, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its knowledge, no suspensions or cancellations are threatened; and

(3) has received, since December 31, 2018 and as of the Execution Date, no notification from a Governmental Authority (A) asserting that it is not in compliance with any of the Laws that such Governmental Authority enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any material permit, license, authorization, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify, its activities; and

(4) has not been charged with, pleaded guilty to or been convicted of a criminal offense under any Law.

(l) Available Funds. As of the Execution Date and the Closing Date, Acquirer has and will have available to it funds necessary to consummate the Merger and the transactions contemplated hereby and required for the satisfaction of all of Acquirer’s and Merger Sub’s obligations under this Agreement.

(m) Ownership and Operations of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $1 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Acquirer or a direct or indirect wholly owned Subsidiary of Acquirer. Merger Sub has not conducted any business other than (x) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (y) in relation to this Agreement, the Merger and the other transactions contemplated hereby.

(n) Information Security. Acquirer and its Subsidiaries have implemented Privacy Policies that comply with all applicable Privacy Laws and are otherwise to the knowledge of Acquirer substantially consistent with standard industry best practices. Except as would not reasonably be likely to have a Material Adverse Effect, Acquirer and its Subsidiaries comply with, and have since January 1, 2016 complied with, all applicable Privacy Laws, Privacy Policies and contractual obligations relating to Personal Information. Acquirer and each of its Subsidiaries takes all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personal Information in its possession is protected against loss and against unauthorized access, use, modification or disclosure, and, to the knowledge of Acquirer, there has been no unauthorized access to, or misuse of, such Personal Information since January 1, 2016, except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

ARTICLE VI

COVENANTS

Section 6.1 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Acquirer will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Merger and the Subsequent Merger as promptly as practicable and otherwise to enable consummation of the transactions and other matters contemplated hereby, and each will cooperate fully with, and furnish information to, the other parties to that end.

(b) The Company, on the one hand, and Acquirer, on the other hand, will give prompt notice to the other of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to the Company or Acquirer, respectively. The Company, on the one hand, and Acquirer, on the other hand, will give prompt notice to the other of any fact, event or circumstance known to it that would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VIII.

Section 6.2 Company Stockholder Approvals.

(a) On the date that is no later than thirty (30) days following the Execution Date, the Company Board will submit to the Stockholders the Company Stockholder Matters and any other matters required to be approved or adopted by such Stockholders in order to carry out the intentions of this Agreement and the transactions contemplated hereby. In furtherance of that obligation, the Company has taken, or will take, in accordance with applicable Law and its Governing Documents, all action necessary, proper, desirable or advisable to convene the Company Meeting as promptly as practicable (but in any event no later than the date that is thirty (30) days following the Execution Date) to consider and vote upon approval of the Company Stockholder Matters and any such other matters. The Company and the Company Board, as applicable, will each use its reasonable best efforts to obtain from each class of the Stockholders the required vote to approve the Company Stockholder Matters and any such other matters, including soliciting proxies in accordance with applicable Law and recommending that the Stockholders vote in favor of the Company Stockholder Matters (and including such recommendation in any proxy materials or information statement provided to the Stockholders). The Company Meeting may not be postponed or adjourned without the consent of Acquirer and Acquirer may cause the Company to postpone or adjourn the Company Meeting if it appears that the required Stockholder approvals will not be obtained at such time. The Company shall provide Acquirer with a reasonable opportunity to review and comment on all proxy materials prior to the distribution of such proxy materials to Stockholders and all such proxy materials shall be reasonably satisfactory to Acquirer prior to the distribution thereof.

(b) The Company Board shall communicate to the Stockholders its recommendation that the stockholders adopt and approve the Company Stockholder Matters and include such recommendation in the Company’s proxy materials. The Company Board shall not (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Acquirer, such recommendation; or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. Nothing in this Agreement shall be interpreted to excuse (i) the Company or the Company Board from complying with its obligation to submit this Agreement and the other Company Stockholder Matters to its Stockholders or (ii) any party to a Support Agreement from complying with its obligations thereunder. Neither the Company nor the Company Board shall submit any Acquisition Proposal other than the Merger to the vote of its Stockholders unless this Agreement shall have first been terminated in accordance with its terms.

(c) The Company shall use its reasonable best efforts to obtain Support Agreements from all its Stockholders as soon as possible after the Execution Date, including by enforcing the terms of the Company Stockholders Agreement.

Section 6.3 Regulatory Applications; Third-Party Consents.

(a) Prior to the Effective Time, the Company and Acquirer and their respective Subsidiaries will cooperate and use reasonable best efforts to prepare as promptly as practicable all documentation, to make all filings and submissions (formal or informal) and to obtain all consents, approvals, permits and other authorizations of all Governmental Authorities, including, but not limited to, the approval of the Federal Reserve and the OCC under the BHC Act and the National Bank Act, respectively, necessary to consummate the Core Transactions, appointment of new directors and executive officers of Company Bank and the other transactions contemplated hereby, including the Subsequent Merger, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a material and adverse effect on Acquirer or the Surviving Company (the “Requisite Regulatory Approvals”), and to make and obtain all other Required Third-Party Consents. The parties understand and agree that given the existing business and regulatory posture of Acquirer and the fact that it is not an existing bank holding company or bank and the complexity of the Core Transactions that the process for obtaining the foregoing Requisite Regulatory Approvals may not involve the customary path of filing formal applications at the earliest opportunity and will be guided in part by the process suggested by the Governmental Authorities responsible for the Requisite Regulatory Approvals; notwithstanding the foregoing, Acquirer and the Company will use reasonable best efforts to prepare and file with the Federal Reserve an SR 1212 filing within forty-five (45) days of the date of this Agreement. Each of the Company and Acquirer will have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable Law relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals and the Required Third-Party Consents, other than any information which is otherwise confidential. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. The parties shall discuss in advance the strategy and timing for obtaining the Requisite Regulatory Approvals.

(b) The Company and Acquirer will, upon request (but subject to applicable confidentiality requirements), furnish the other party with all information concerning itself, its affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, proper, desirable or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its affiliates with or to any third party or Governmental Authority in connection with the transactions contemplated hereby and to respond to any comment letters received in connection therewith.

(c) Notwithstanding the foregoing or anything in this Agreement to the contrary, including Section 4.1(x) and Section 4.2(a):

(1) Except as listed in Section 6.3(c)(1) of the Company Disclosure Schedule, the Company (or any Subsidiary thereof) shall not amend, modify, extend, supplement or waive any of the material terms and conditions of any Material Contract without the prior written consent of Acquirer, nor shall the Company or any Subsidiary thereof, without the prior written consent of Acquirer, pay or commit to pay to any person whose consent, waiver or approval is being sought any cash or other consideration, make any accommodation or commitment to incur any liability or other obligation to such person in connection with such consent, waiver or approval, except for immaterial customary fees and expenses expressly imposed by the terms of any such Material Contract; and

(2) Nothing herein shall require Acquirer to, and the Company and its Subsidiaries shall not, without the prior written consent of Acquirer, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval that would (1) materially and adversely affect the business, operations or financial condition of Acquirer (measured on a scale relative to the Company and its Subsidiaries, taken as a whole), (2) require Acquirer or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) to make any material divestitures or cease engaging in any material business activities, whether prior to or subsequent to the Closing, (3) result in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (4) adversely impact in a significant manner the economic benefits expected from the transactions contemplated hereby or (5) restrict in any material respect or impose a material burden (in each case, through a covenant, commitment or otherwise) on Acquirer or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) in connection with the transactions contemplated hereby or with respect to the business or operations of Acquirer or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) as contemplated by the business plan submitted in connection with obtaining the Requisite Regulatory Approvals (for purposes of clause (5), materiality shall be measured on a scale relative to the Company and its Subsidiaries, taken as a whole) (any of the foregoing, a “Burdensome Condition”).

Section 6.4 Press Releases. The Company and Acquirer will consult with each other before issuing any press release, written employee communication or other written stockholder communication with respect to the Core Transactions, this Agreement or the transactions contemplated hereby and the Company will not issue any such communication or make any such public statement without the prior consent of Acquirer; provided that the Company may, without the prior consent of Acquirer (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable Law. The Company and Acquirer will cooperate to develop all public communications and make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party. Notwithstanding the foregoing or anything in this Agreement to the contrary, Acquirer shall be permitted to make any filings or disclosures with respect to this Agreement, the Core Transactions or the transactions contemplated hereby as required, in the reasonable determination of Acquirer, by applicable Law (including filings with the SEC).

Section 6.5 Acquisition Proposals.

(a) The Company agrees that it and its Representatives will not, and will cause its Subsidiaries and its Subsidiaries’ Representatives and affiliates not to, solicit or knowingly encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Acquisition Proposal. The Company, its Representatives and each Stockholder and its Representatives will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Acquirer with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal and request the return or destruction of all copies of any confidential information regarding the Company and its Subsidiaries provided to any person (other than Acquirer). The Company and each Stockholder will within one business day advise Acquirer following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Acquirer apprised of any related developments on a current basis.

(b) In addition to the foregoing, the Company shall keep Acquirer reasonably informed on a prompt basis of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof and any change in the Company’s intentions with respect to the transactions contemplated hereby and Acquirer shall have the right, but not the obligation, to offer to amend this Agreement and the transactions contemplated hereby in order for such Acquisition Proposal to cease to be a Superior Proposal.

Section 6.6 Takeover Laws. The Company and each Stockholder will not take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and, if necessary, will take all steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any Takeover Law, as now or hereafter in effect.

Section 6.7 Access; Information.

(a) The Company agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford Acquirer, and Acquirer’s Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including Tax Returns and supporting documentation and work papers of independent auditors), properties, personnel and to such other information as Acquirer may reasonably request (and in addition to any such access, shall also furnish the foregoing to the Acquirer to the extent practicable) and, during such period, it will furnish promptly to Acquirer (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state banking or securities Laws, and (2) all other information concerning the business, properties and personnel of it as Acquirer may reasonably request, including for purposes of facilitating the Integration. In addition, and without limiting the foregoing, the Company shall provide Acquirer with its audited financial statements when available and shall complete the audit of its financial statements for the year ending on December 31, 2020 as soon as possible after December 31, 2020. Furthermore, the Company shall provide the Acquirer with such access as it may deem necessary and appropriate to conduct an audit or audits of the Company and its Subsidiaries and their respective operations and performance. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree.

(b) Subject to the requirements of Law and except as necessary to enforce the terms of this Agreement, each party (until the Effective Time) agrees that it will not, and will cause its respective Representatives not to, use any information or documents it may obtain from the other party in connection with this Agreement and the transactions contemplated hereby (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) for any purpose unrelated to the consummation of the transactions contemplated hereby and the Integration. In the event that this Agreement is terminated or the transactions contemplated hereby shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party and its Subsidiaries to be destroyed or returned to such other party. Notwithstanding the foregoing, either party and its respective Representatives may keep copies of the Transaction Information required by bona fide record retention policies established for the purpose of compliance with applicable laws and regulations.

Section 6.8 Confidentiality. The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon Acquirer and its Representatives as if parties thereto) until the Closing, at which time the obligations under the Confidentiality Agreement shall terminate. If for any reason this Agreement is terminated, the Confidentiality Agreement shall continue in full force and effect until the first (1st) anniversary of such termination; provided, however, that (a) the terms hereof (including exhibits and schedules hereto) (collectively, “Transaction Information”) shall be considered “Confidential Information” for purposes of the Confidentiality Agreement and (b) the terms of the Confidentiality Agreement shall apply indefinitely with respect to Transaction Information.

Section 6.9 Benefit Arrangements.

(a) Acquirer agrees that, immediately following the Effective Time and for a period of at least twelve (12) months thereafter, (1) each employee of the Company and its Subsidiaries who remains employed following the Effective Time (collectively, the “Continuing Employees”) will be provided with annual base salary or base wage that is no less than the annual base salary or base wage provided to each such Continuing Employee immediately prior to the Effective Time, (2) each Continuing Employee will be provided with target annual incentive opportunities that are no less than the target annual incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time and (3) the Continuing Employees will be provided with retirement and welfare benefits under employee benefit plans that are substantially comparable in the aggregate to those currently provided to Acquirer’s employees under such employee benefit plans.

(b) With respect to any employee benefit plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time (any such plans, the “New Plans”), Acquirer shall, or shall cause the Surviving Company to, (x) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the New Plans to the extent they were inapplicable to, or were satisfied under, the Benefit Plans, and (y) recognize service of the Continuing Employees with the Company and any of its Subsidiaries prior to the Effective Time, for purposes of eligibility and vesting (but not benefit accrual) under the New Plans to the same extent such service was credited under a comparable Benefit Plan (except to the extent it would result in a duplication of benefits), as if such service were with the Surviving Company.

(c) If requested by Acquirer by no later than ten (10) Business Days prior to the Closing Date, effective as of immediately prior to, and contingent upon, the Closing, the Company shall adopt such resolutions and/or amendments to terminate the Radius Bank Incentive Savings Plan (the “Company 401(k) Plan”) and the Continuing Employees shall be permitted to roll any eligible rollover distributions into the 401(k) Stock Purchase Plan for Employees of Acquirer & Affiliates (“Acquirer 401(k) Plan”). If the Company 401(k) Plan is terminated as of immediately prior to the Closing Date, each Continuing Employee who participated or was eligible to participate in the Company 401(k) Plan as of immediately prior to the Effective Time shall be eligible to participate in the Acquirer 401(k) Plan commencing on the Closing Date.

(d) Notwithstanding the foregoing or anything in this Agreement to the contrary, nothing contained herein shall (1) be construed as an amendment to any employee benefit plan, New Plan or Benefit Plan, (2) otherwise obligate Acquirer, the Surviving Company or any of their affiliates to maintain any particular employee benefit plan or Benefit Plan, (3) obligate Acquirer, the Surviving Company or any of their affiliates to retain the employment of any particular Continuing Employee following the Effective Time, or (4) create any third-party beneficiary rights in any employee or any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits under any employee benefit plan, program or arrangement.

(e) (1) At least five Business Days prior to the Closing Date, the Company shall submit for approval by its stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”), (2) at least seven Business Days prior to the Closing Date, the right to any Parachute Payment shall have been irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and (3) the Company shall have delivered to Acquirer true and complete copies of all disclosure and documents that comprise the stockholder approval of each Parachute Payment in sufficient time to allow Acquirer to comment thereon but no less than five Business Days prior to the 280G Stockholder Vote, and shall reflect all reasonable comments of Acquirer thereon.

Section 6.10 Company Stockholder Option Amendment. The Company shall use reasonable best efforts to obtain a signed Company Stockholder Option Amendment in the form attached hereto as Exhibit C from each Company Stock Option holder listed on Section 6.10 of the Company Disclosure Schedule within ten (10) Business Days after the Execution Date.

Section 6.11 Employment Letters. Prior to the Closing, the Company shall use reasonable best efforts to obtain from each individual identified on Schedule 6.11 a signed employment letter on behalf of Acquirer (in a form provided by Acquirer) setting forth the terms of employment for each such individual’s employment with Acquirer, which shall, at a minimum comply with the requirements set forth in Section 6.9, effective as of the Effective Time, and further providing that such employment letter supersedes the terms of any existing employment agreement or arrangements between the Company and each such individual. The aggregate amount of severance or other employment-related expenses payable to the individuals who do not execute an employment letter pursuant to this Section 6.11, other than severance or other employment-related expenses payable in connection with ordinary course terminations of employment occurring prior to the Closing, is referred to as the “Aggregate Non-Agreed Employment Letter Amount”.

Section 6.12 Expenses. Each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. The Company shall pay or accrue for prior to Closing and reflect in shareholders’ equity, calculated in accordance with GAAP and on the same basis as the audited financial statements of the Company for the year ended December 31, 2018, all costs, fees and expenses of the Company associated with this Agreement, the Merger and the transactions contemplated hereby and thereby (including all legal, accounting, consulting, investment banking and change in control costs, fees and expenses, but excluding any retention or similar payments Previously Disclosed) incurred by the Company or its Subsidiaries prior to or in connection with the Closing. No later than five (5) Business Days prior to the Closing, the Company shall provide Acquirer with a schedule in the form of Section 1.1 to the Company Disclosure Schedule, certified by an authorized officer of the Company, (1) setting forth the total costs and expenses incurred by the Company in connection with this Agreement, the Merger and the transactions contemplated hereby and thereby (including all legal, accounting, consulting, investment banking and change in control costs, fees and expenses, but excluding any retention or similar payments Previously Disclosed) incurred by the Company or its Subsidiaries prior to or in connection with the Closing and (2) calculating the portion of such costs and expenses that constitute the Expense Overrun, if any.

Section 6.13 Restrictive Shares and Legends.

(a) Notwithstanding anything in this Agreement to the contrary, the shares of Stock Per Share Consideration may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state, federal or foreign securities laws. All certificates or other instruments representing the shares of Stock Per Share Consideration subject to this Agreement will bear a legend substantially to the following effect (the “Private

Placement Legend”) and that appropriate no transfer restrictions may be issued to Acquirer’s transfer agent:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 6.13 OF THE AGREEMENT AND PLAN OF MERGER BY AND AMONG LENDINGCLUB CORPORATION, SC SUB I, INC. AND RADIUS BANCORP, INC., DATED AS OF FEBRUARY 18, 2020, AND IN SECTION 6 OF THE SUPPORT AGREEMENT BY AND AMONG LENDINGCLUB CORPORATION AND [•], DATED AS OF FEBRUARY 18, 2020.

(b) At or prior to the Closing Date, Acquirer shall instruct the transfer agent for Acquirer Common Stock that, in connection with a sale of shares of the Stock Per Share Consideration pursuant to the Resale Registration Statement, the Private Placement Legend may be removed from any certificate for any shares of Acquirer Common Stock to be so transferred.

(c) Shares of Stock Per Share Consideration may be disposed of in a sale pursuant to the Resale Registration Statement only during an “open trading window” as determined by Acquirer’s insider trading policies.

(d) On the date that is the six (6) month anniversary of the Closing, all certificates or other instruments representing the shares of Stock Per Share Consideration subject to this Agreement shall no longer be required to bear the Private Placement Legend and any transfer restrictions issued to Acquirer’s transfer agent shall be revoked. Any sales of shares of the Stock Per Share Consideration on or after such date will be done in accordance with Rule 144 promulgated by the SEC. Any Stockholder that elects to sell such shares of the Stock Per Share Consideration shall cooperate with, and provide information reasonably requested by, Acquirer to assist Acquirer in determining that such sale satisfies the requirements of Section 6.13(a).

Section 6.14 Resale Registration Statement. For the purposes of registering the resale of shares of Acquirer Common Stock to be offered to holders of Company Stock in connection with the Merger with the SEC under the Securities Act, Acquirer shall draft and prepare, and the Company shall cooperate in the preparation of, a registration statement on Form S-3 for the registration of the resale of the shares to be issued by Acquirer in the Merger (the “Resale Registration Statement”). Acquirer shall provide the Company and its counsel with appropriate opportunity to review and comment on the Resale Registration Statement prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. Acquirer shall file the Resale Registration Statement with the SEC. Each of Acquirer and the Company shall use its reasonable best efforts to have the Resale Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, but in any event, no later than three (3) Business Days prior to the Closing Date.

Section 6.15 FIRPTA Certificate. At the Closing, the Company shall deliver (1) a notice to the IRS, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit D dated as of the Closing Date and executed by the Company, together with the written authorization for Acquirer to deliver such notice to the IRS on behalf of the Company following the Effective Time and (2) a Statement of Non-U.S. Real Property Holding Corporation Status pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), in substantially the form attached hereto as Exhibit E, dated as of the Closing Date and executed by the Company, certifying that shares of Company Stock do not constitute “United States real property interests” under Section 897(c) of the Code.

Section 6.16 Indemnification, Exculpation and Insurance.

(a) Acquirer agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions at or prior to the Effective Time now existing in favor of any person who is, as of the Effective Time, a director or executive officer as Previously Disclosed for purposes of this Section 6.16 of the Company or the Company Bank as provided in the respective certificates of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries and any Previously Disclosed indemnification or other agreements of the Company or its applicable Subsidiary, in each case as in effect on the date of this Agreement, shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms, subject to applicable Law, and Acquirer shall cause the Surviving Company to comply with and honor the foregoing obligations.

(b) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, or if Acquirer dissolves the Surviving Company, then, and in each such case, Acquirer shall take such action, to the extent necessary, so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.1.

(c) Prior to the Effective Time, the Company shall purchase a six-year “tail” directors’ and officers’ liability insurance policy effective for claims asserted for a six-year period after the Effective Time covering each person covered as of the Effective Time by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms that are no less favorable than those of such policy of the Company as in effect on the date of this Agreement, which insurance shall, prior to the Closing, be in effect and prepaid for such entire six-year period; provided that the Company shall not pay an aggregate premium for such policy in excess of 200% of the current annual premium paid by the Company for its existing coverage (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an aggregate premium in excess of the Maximum Premium, the Company shall acquire the most advantageous policy obtainable for an aggregate premium equal to the Maximum Premium.

(d) The rights of each indemnified party hereunder shall be in addition to, and not in limitation of, any other rights such indemnified party may have under the certificate of incorporation or bylaws or any other organizational documents of the Company or any of its Subsidiaries, the DGCL or otherwise. The provisions of this Section 6.15 shall survive the consummation of the Merger and are expressly intended to be for the benefit of, and shall be enforceable by, each of the indemnified parties and shall be binding on Acquirer, the Surviving Company and their respective successors and assigns.

Section 6.17 Representation and Warranty Insurance. Prior to Closing, the Company shall cooperate with Acquirer in Acquirer’s effort to obtain from an insurer acceptable to Acquirer in its discretion a representation and warranty liability insurance policy that takes effect at Closing and is in form acceptable to Acquirer in its discretion, insuring against the breach by the Company of its representations or warranties set forth in this Agreement. Such cooperation shall include, among other things, allowing an insurer or insurers and their advisors and representatives access to information, documents and personnel reasonably necessary to allow for the diligence that may be required for the issuance of such policy.

Section 6.18 Integration and Related Matters. Prior to the Effective Time, the parties agree to cooperate and to employ their reasonable best efforts to plan, execute and complete the integration of the Company into Acquirer (the “Integration”) in an orderly and efficient manner as of the Effective Time, or at such later time as Acquirer may determine; provided, that in no event shall the Integration become effective prior to the Effective Time. Commencing as of the date of this Agreement, the Company and Acquirer shall each appoint qualified staff members to act as project managers for the Integration (each, an “Integration Project Manager”). Such Integration Project Managers shall act as the principal contacts between the parties on matters relating to the Integration, and shall coordinate the assignment of personnel as required and generally facilitate the planning, execution and completion of the Integration. In addition to any conversion of the data and systems files as part of the Integration, the parties shall reasonably cooperate in exchanging and providing the information requested and performing such tasks as may be necessary to complete the Integration, including the collection and input of relevant data, development of new operating procedures and design of forms, in each case, as directed by Acquirer. The Company shall, commencing as of the date of this Agreement, provide Acquirer with reasonable access to the Company and its Subsidiaries offices, systems and facilities and all relevant information and personnel at such times and places as Acquirer shall reasonably request, allow Acquirer to implement such changes as shall be reasonably necessary to effect the Integration at the Effective Time, or at such other time following the Effective Time as Acquirer shall determine; provided that no such changes will be effective prior to the Effective Time. Nothing contained in this Agreement shall give Acquirer, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Acquirer or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Acquirer and Company shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.19 SEC Reporting Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts, upon Acquirer’s request, to cooperate with and provide support to Acquirer:

(1) by furnishing to Acquirer (i) any audited combined statements of financial position and related statements of the Company’s and its Subsidiaries’ operations, comprehensive income, shareowners’ equity and cash flows, (ii) the Company’s and its Subsidiaries’ quarterly unaudited condensed combined statements of operations, comprehensive income, shareowners’ equity, cash flows and (iii) any and all additional financial information related to the Company as may be requested by Acquirer, to permit Acquirer to comply with its SEC reporting obligations and the preparation and filing of such financial statements in accordance with the Exchange Act and the regulations promulgated thereunder, including as required pursuant to Form 10-K, Form 10-Q and Form 8-K; and

(2) in Acquirer’s preparation of any pro forma consolidated balance sheets and related pro forma consolidated statements of income of Acquirer and its Subsidiaries giving effect to meet the requirements of Regulation S-X, including by the Company and its Subsidiaries providing any and all additional information necessary for such preparation, on a timeline as would be expected to permit Acquirer to file such financial information with the SEC in accordance with the Exchange Act and the regulations promulgated thereunder.

(b) In connection with the actions contemplated by Acquirer under Section 6.19(a)(1)–(2) the Company and its Subsidiaries shall, and shall use its and their respective reasonable best efforts to cause its independent accountants to (A) provide reasonable assistance to Acquirer using reasonable best efforts to cause the Company’s independent accountants to permit Acquirer’s independent accountants to rely on the Company’s independent accountants, including in connection with any comfort letters related to the financial information discussed in this Section 6.19 and (B) provide reasonable access to the books and records relating to the Company and its Subsidiaries for Acquirer’s independent public accountants to complete their annual audit, quarterly review and any comfort letters related thereto.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the Company and Acquirer to consummate the Merger is subject to the fulfillment or written waiver by the Company and Acquirer before the Effective Time of each of the following conditions:

(a) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger or any of the other transactions contemplated hereby. No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the Merger or any of the other transactions contemplated hereby.

(b) Effectiveness of Registration Statement. The Resale Registration Statement shall have been declared effective by the SEC and no stop order with respect thereto shall be in effect.

Section 7.2 Conditions to the Obligation of the Company. The Company’s obligation to consummate the Merger is also subject to the fulfillment or written waiver by the Company before the Effective Time of each of the following conditions:

(a) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(b) Representations and Warranties of Acquirer. The representations and warranties of Acquirer set forth in Section 5.2(b) and Section 5.2(i) (in each case, after giving effect to Section 1.4) shall be true and correct (other than, in the case of Section 5.2(b), such failures to be true and correct as are de minimis) in each case as of the Execution Date and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Acquirer set forth in Section 5.2(a) (first sentence) and Section 5.2(e) (in each case, after giving effect to Section 1.4) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Acquirer set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to Section 1.4) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Acquirer. The Company shall have received a certificate signed on behalf of Acquirer by an authorized officer of Acquirer to that effect.

(c) Performance of Obligations of Acquirer. Acquirer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Acquirer by an authorized officer of Acquirer to that effect.

Section 7.3 Conditions to the Obligations of Acquirer and Merger Sub. Acquirer’s and Merger Sub’s respective obligations to consummate the Merger are also subject to the fulfillment, or written waiver by Acquirer and Merger Sub, before the Effective Time of each of the following conditions:

(a) Regulatory Approvals. All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a Burdensome Condition.

(b) Representations and Warranties of the Company. The representations and warranties of the Company set forth in Section 5.1(b)(1), Section 5.1(b)(2) and Section 5.1(c)(1)(A), (B), (D), (E) and (F) (but with respect to the Company Bank only), and Section 5.1(l)(4) (in each case after giving effect to Section 1.4) shall be true and correct (other than, in the case of Section 5.1(b)(1) and Section 5.1(b)(2), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (in each case, after giving effect to Section 1.4) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date in all material respects if not qualified by materiality or Material Adverse Effect and in all respects if qualified by materiality or Material Adverse Effect. Acquirer and Merger Sub shall have received a certificate, dated the Closing Date, signed on behalf of the Company by an authorized officer of the Company to that effect.

(c) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Acquirer and Merger Sub shall have received a certificate, dated the Closing Date, signed on behalf of the Company by an authorized officer of the Company to that effect.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time:

(a) Mutual Agreement. By mutual agreement of the Company and Acquirer.

(b) Breach. By either Acquirer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Acquirer, or Acquirer, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party

(or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by the Company, or Section 7.3, in the case of a termination by Acquirer, and which is not cured within sixty (60) days following written notice to the Company, in the case of a termination by Acquirer, or Acquirer, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Outside Date).

(c) Denial of Regulatory Approval. By the Company or Acquirer if (1) any Governmental Authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Law or final, nonappealable Order which is in effect and prohibits consummation of the Merger or any of the other transactions contemplated hereby, (2) any Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the Merger or any of the other transactions contemplated hereby, or (3) any Requisite Regulatory Approval is denied by final, nonappealable action of the relevant Governmental Authority unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein.

(d) Delay of Regulatory Approval. By Acquirer, upon payment by Acquirer to the Company of a fee of $5,000,000 by wire transfer of immediately available funds to the account specified by the Company for that purpose, if any Requisite Regulatory Approval has not been received by the close of business on the date that is the one (1) year anniversary of the Execution Date.

(e) Outside Date. By either the Company or Acquirer if the Effective Time has not occurred by the close of business on the date that is the twelve (12) month anniversary of the Execution Date, (the “Outside Date”), provided that the Outside Date shall be the date that is the fifteen (15) month anniversary of the Execution Date if, on or prior to the original Outside Date, Acquirer has provided notice to the Company of its determination to extend the Outside Date to such date and has paid the Company a fee of $5,000,000, by wire transfer of immediately available funds to the account designated by the Company for that purpose.

(f) Superior Proposal. By the Company if the Company (1) shall have received on or after the date that is the twelve (12) month anniversary of the Execution Date an unsolicited bona fide written Superior Proposal to acquire all of the equity of the Company that did not arise from or in connection with a breach of the obligations set forth in Section 6.5 and, after providing Acquirer with written notice of such Superior Proposal and an opportunity to make a counter proposal within five (5) Business Days of receipt by Acquirer of such written notice, the Company Board determines, after considering in good faith any counter proposal that Acquirer may have made pursuant to Section 6.5 and after consultation with outside legal counsel and the Company FA, that the failure to accept such Superior Proposal would be inconsistent with the Company Board’s fiduciary duties to the Stockholders under applicable Law, (2) the Company pays to Acquirer an amount equal to the $5,000,000 fee, if any, paid by Acquirer at the time Acquirer exercised its right to extend the Outside Date pursuant to Section 8.1(e) by wire transfer of immediately available funds to the account specified by Acquirer for that purpose, (3) the Company pays Acquirer an additional fee of $5,000,000 by wire transfer of immediately available funds to the account specified by Acquirer for that purpose and (4) the Company simultaneously enters into a definitive agreement to be acquired pursuant to such Superior Proposal.

(g) Failure to Obtain Company Stockholder Approval. By Acquirer if the Company has not obtained the approval of its Stockholders contemplated by Section 6.2 by the forty-fifth (45th) day after the Execution Date.

Section 8.2 Effect of Termination and Abandonment. If this Agreement is terminated and the Merger is abandoned, no party will have any liability or further obligation under this Agreement, except that Section 6.7(b), Section 6.8, Section 8.1, this Section 8.2, Section 8.3 and Article IX will survive termination of this Agreement and (2) termination will not relieve any party from liability for any willful breach by it of this Agreement.

Section 8.3 Termination Fee.

(a) In the event that the Company or Acquirer has terminated this Agreement pursuant to Section 8.1(c)(3) and all the conditions to Closing, other than Section 7.2(a) and Section 7.3(a), shall have been satisfied or capable of being satisfied at such time (other than those conditions that by their nature can only be satisfied at Closing, but subject to the satisfaction or waiver thereof), and the terminating party has performed or complied with the covenants and agreements of such party set forth herein, then Acquirer shall pay to the Company a fee of $5,000,000 by wire transfer of immediately available funds to the account specified by the Company for that purpose.

(b) Section 8.3(b) of the Company Disclosure Schedule and Section 8.3(b) of the Acquirer Disclosure Schedule set out the account designated by the Company or by Acquirer, as the case may be, into which any fee payable pursuant to this Article VIII is to be deposited. Each of the Company or Acquirer may change such designated account at any time upon prior written notice to the other party.

(c) If any fee payable pursuant to this Article VIII has not been received by the Company or Acquirer, as the case may be, by the date upon which such fee becomes payable, interest shall accrue on such fee commencing on the day following such date, at an annual rate equal to the prime rate, as published in the Wall Street Journal on the date that such fee was first required to be paid to the Company or Acquirer, as the case may be.

(d) Notwithstanding anything in this Agreement to the contrary, Acquirer shall not be obligated to pay more than one $5,000,000 fee pursuant to this Article VIII, and the payment of any such fee shall constitute liquidated damages and not a penalty and receipt of such fee by the Company shall be the sole and exclusive remedy for damages against Acquirer for any loss suffered by the Company as a result of any breach of any representation, warranty, covenant or agreement set forth herein or the failure of the transactions contemplated hereby to be consummated.

(e) Notwithstanding anything in this Agreement to the contrary, the Company shall not be obligated to pay more than one $5,000,000 fee pursuant to this Article VIII, and the payment of any such fee shall constitute liquidated damages and not a penalty and receipt of such fee by Acquirer shall be the sole and exclusive remedy for damages against the Company for any loss suffered by Acquirer as a result of any breach of any representation, warranty, covenant or agreement set forth herein or the failure of the transactions contemplated hereby to be consummated.

(f) Each of Acquirer and the Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Acquirer or the Company fails to pay any amount due pursuant to this Article VIII, and, in order to obtain such payment, the party receiving the payment, as applicable, commences a suit which results in a final, non-appealable judgment against the party making the payment for any fee payable pursuant to this Article VIII or any portion thereof, the party making the payment shall pay the costs and expenses of the party receiving the payment, including reasonable attorneys’ fees and expenses, in connection with such suit.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Survival. The representations, warranties, agreements and covenants contained in this Agreement shall not survive the Effective Time (other than Article II, Article III, Section 6.13, Section 6.14, Section 6.16 and this Article IX, which shall survive in accordance with their terms) and thereafter no party shall have any recourse with respect thereto.

Section 9.2 Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given when personally delivered, electronically transmitted (with delivery receipt) or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice:

If to the Company:

Radius Bancorp, Inc.

One Harbor Street

Boston, MA 02210

Attention: Michael Butler

Email: mbutler@radiusbank.com

with a copy to:

Hogan Lovells US LLP

555 13th Street, NW

Washington, DC 20004

Attention: Richard Schaberg

Email: richard.schaberg@hoganlovells.com

If to Acquirer, to:

LendingClub Corporation

595 Market Street, Suite 200

San Francisco, CA 94105

Attention: Brandon Pace

Email: bpace@lendingclub.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Mark J. Menting

Email: mentingm@sullcrom.com

Section 9.3 Subsidiary and Affiliate Action. Wherever a party to this Agreement has an obligation under this Agreement to “cause” a Subsidiary or affiliate of such party or any such Subsidiary’s officers, directors, management or employees to take, or refrain from taking, any action, or such action that may be necessary to accomplish the purposes of this Agreement, such obligation of such party shall be deemed to include an undertaking on the part of such party to cause such Subsidiary or affiliate to take such necessary action. Wherever this Agreement provides that a Subsidiary of a party has an obligation to act or refrain from taking any action, such party shall be deemed to have an obligation under this Agreement to cause such Subsidiary or any such Subsidiary’s officers, directors, management or employees to take, or refrain from taking, any action, or such action as may be necessary to accomplish the purposes of this Agreement. Any failure by an affiliate of Acquirer or the Company to act or refrain from taking any action contemplated by this Agreement shall be deemed to be a breach of this Agreement by Acquirer or the Company, respectively.

Section 9.4 Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.5 Amendment. This Agreement (including all exhibits and schedules thereto) may be amended, restated, supplemented or otherwise modified, only by written agreement making specific reference to the applicable provision to be amended, restated, supplemented or otherwise modified, in each duly executed by the parties thereto.

Section 9.6 Alternative Structure. Notwithstanding anything in this Agreement to the contrary, before the Effective Time, Acquirer may revise the structure of the Merger or the Subsequent Merger or otherwise revise the method of effecting the Merger or the Subsequent Merger and the transactions contemplated hereby, provided that (a) such revision does not alter or change the kind or amount of consideration to be delivered to the Stockholders, (b) such revised structure or method is reasonably capable of consummation without material delay in relation to the structure contemplated herein and (c) such revision does not otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure or method.

Section 9.7 Governing Law; Venue.

THIS AGREEMENT IS GOVERNED BY, AND WILL BE INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE AND WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN THE COURTS OF THE STATE OF DELAWARE AND THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE. ANY PROCESS AGAINST THE PARTIES HERETO IN, OR IN CONNECTION WITH, ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE SERVED PERSONALLY OR BY CERTIFIED MAIL AT THE ADDRESSES SET FORTH IN (OR PURSUANT TO) SECTION 9.2 WITH THE SAME EFFECT AS THOUGH SERVED ON IT PERSONALLY, AND THE PARTIES HERETO AGREE THAT SUCH SERVICE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY HERETO FURTHER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN SUCH COURTS, AND HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT (OR SUBSTANTIALLY LESS CONVENIENT) FORUM OR THAT SUCH PARTY IS NOT SUBJECT TO PERSONAL JURISDICTION IN SUCH COURT.

Section 9.8 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

Section 9.9 Entire Understanding; No Third-Party Beneficiaries. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties hereto regarding the transactions contemplated hereby and supersedes any and all other oral or written agreements or understandings previously made or purported to be made with respect to the subject matter hereof. Except for Section 6.15, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 9.10 Claims Unaffected by Investigation. The right of any party to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with, any of the representations, warranties, covenants or agreements set forth in this Agreement. Unless otherwise agreed in writing by the parties, the written waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties covenants or agreements.

Section 9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under it may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempted or purported assignment in violation of this Section 9.11 will be null and void; provided that this Agreement (including the rights, interests and obligations under this Agreement) may be assigned by Acquirer (a) to any affiliate of it or (b) by operation of any consolidation, merger or similar transaction of Acquirer or any permitted assignee of it, it being understood and agreed that no such assignment will relieve Acquirer of any of its obligations hereunder unless the Company consents to such assignment. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective heirs, executors, administrators, personal representatives, successors, legal representatives and permitted assigns, whether so expressed or not.

Section 9.12 Treatment of Adjustments. Unless otherwise required by applicable Law, all adjustments to the Per Share Consideration shall be considered, and shall be treated by the parties to this Agreement, as adjustments to the purchase price.

Section 9.13 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in Section 5.1, neither the Company nor any other person (except as in the Support Agreement, if applicable), makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person, makes or has made any representation or warranty to Acquirer, Merger Sub or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in Section 5.1, any oral or written information presented to Acquirer, Merger Sub or any of their respective affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The Company acknowledges and agrees that none of Acquirer, Merger Sub or any other person has made or is making any express or implied representation or warranty other than those contained in Section 5.2.

(b) Except for the representations and warranties made by Acquirer and Merger Sub in Section 5.2, neither Acquirer, Merger Sub nor any other person, makes any express or implied representation or warranty with respect to Acquirer, its Subsidiaries (including Merger Sub), or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquirer and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Acquirer, Merger Sub or any other person, makes or has made any representation or warranty to the Company or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquirer, any of its Subsidiaries (including Merger Sub) or their respective businesses, or (ii) except for the representations and warranties made by Acquirer and Merger Sub in Section 5.2, any oral or written information presented to the Company or any of its respective affiliates or Representatives in the course of their due diligence investigation of Acquirer and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Acquirer and Merger Sub acknowledge and agree that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 5.1.

Section 9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent executed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version delivered in person. No party hereto or to any such amendment or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waivers any such defense.

*             *             *

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed by their duly authorized officers, as of the day and year first above written.

LENDINGCLUB CORPORATION

By:	/s/ Scott Sanborn

Name:	Scott Sanborn
Title:	Chief Executive Officer

SC SUB I, INC.

By:	/s/ Scott Sanborn

Name:	Scott Sanborn
Title:	President

RADIUS BANCORP, INC.

By:	/s/ Michael Butler

Name:	Michael Butler
Title:	President & Chief Executive Officer